Exhibit 99.1

2019 MEDIA RELEASE

REVIEWED RESULTS

Year ended 31 December 2019

Salient features

Year ended 31 December 2019

US$552 million
Mine cash flow

2.195
million ounces of
attributable gold production

US$1,064
per ounce of
All-in costs

US$897**
per ounce of
All-in sustaining costs

Q4 December 2019

590,000
ounces of
attributable gold production

US$974
per ounce of
All-in costs

US$864**
per ounce of
All-in sustaining costs

* After all capital expenditure on Gruyere and Damang and exploration and project expenses at Salares Norte.
** Revised interpretation guidance (World Gold Council).

2019 Highlights

Gruyere commissioned and ramped up to nameplate capacity

South Deep restructuring embedded and cash positive

Salares Norte EIA approved by authorities

Net debt (pre-IFRS 16) decreased to US$1,331m

Net debt/EBITDA (pre-IFRS 16) ratio 1.08 times

All mines in the Group cash positive

Q4 2019 Highlights

Gruyere reached commercial levels of production

Further improvement at South Deep including cash generation of R295m

Hamlet North first gold

13% increase in gold production underpinned by Gruyere ramp-up, strong performance from St Ives, South Deep and Cerro Corona

JOHANNESBURG. 12 February 2020: Gold Fields Limited (NYSE & JSE: GFI) announced normalised profit of US$343m for the year ended 31 December 2019 compared with normalised profit of US$27m for the year ended 31 December 2018.

A final dividend number 91 of 100 SA cents per share (gross) is payable on 16 March 2020, giving a total dividend for the year ended 31 December 2019 of 160 SA cents per share (gross).

Gold Fields 2019 RESULTS	2

Statement by Nick Holland,

Chief Executive Officer of Gold Fields

Strong finish to 2019

Gold Fields had a strong finish to 2019, reporting higher production and lower costs for the last quarter of the year. For Q4 2019, attributable gold equivalent production was up 13% QoQ to 590koz (Q3 2019: 523koz) driven by the ramp up at Gruyere as well as increased production at St Ives with a greater contribution from the underground mines. All-in sustaining costs (AISC) on the revised WGC interpretation decreased by 9% QoQ to US$864/oz (Q3 2019: US$947/oz) with all-in costs (AIC) 10% lower QoQ at US$974/oz (Q3 2019: US$1,084/oz).

Entering a period of strong operational cash flow

2019 marked the end of Gold Fields’ reinvestment programme which started in the latter part of 2016. Having reinvested close to US$1bn in the business over this period, the Group managed to limit the cash outflow, with minimal impact on the balance sheet, as a consequence of funding the vast part of this reinvestment from internal cash flows. During 2019 Gold Fields generated cash flow from operating activities less net capital expenditure, environmental payments and redemption of Asanko preference shares of US$249m as the new projects started to make a positive contribution to the Group and the project capital expenditure came to an end. The benefits of our investments are expected to continue into 2020, with Group attributable production expected to be 4 – 5% higher at 2.275Moz to 2.315Moz and Group AIC expected to be 1 – 3% lower at US$1,035/oz to 1,055/oz (including Salares Norte expenditure) when compared to 2019. AISC are expected to be US$920/oz to US$940/oz in 2020 compared with US$897/oz in 2019. The higher gold price (including our hedges for 2020) places the company in a strong position to generate substantial free cash flow for 2020.

Despite the significant expenditure over the past three years, Gold Fields has retained the strength of its balance sheet. As at 31 December 2019, net debt (pre-IFRS 16) was US$1.3bn, with a net debt to EBITDA of 1.08x virtually in-line with the target that was only expected to be achieved at the end of 2020. We expect a further meaningful decrease in the net debt during 2020.

Given the healthy position of the company, Gold Fields is pleased to announce that the Board has approved the construction and development of the Salares Norte project in Chile. The project is expected to meaningfully change the future profile of Gold Fields, providing growth in production and a reduction in Group AIC.

The project capital is expected to be funded from the capital markets, the strong operational cash generation and existing debt facilities, if required.

2019 in review

Regrettably, we had one fatality during 2019 at our South Deep mine, which we reported during H1 2019. Our journey to zero harm continues and during 2019 we launched a new Group wide safety campaign, Courageous Safety Leadership, which will be fully rolled out during 2020.

For the first time ever, Gold Fields recorded no Level 3 – 5 environmental incidents for 2019, while the number of Level 2 incidents, which have a limited environmental impact, declined by 46%.

Attributable gold equivalent production for 2019 was 2,195koz, an 8% increase YoY (FY18: 2,036koz), exceeding the upper end of the guidance range of 2,130-2,180koz. Production once again exceeded the annual guidance provided at the start of the year.

AIC for 2019 was US$1,064/oz, 9% lower than 2018 (FY18: US$1,173/oz) and below guidance of US$1,075/oz to US$1,095/oz. AISC on the original WGC interpretation were US$970/oz (FY18: US$981/oz) and US$897/oz on the revised interpretation. AISC guidance for the year was between US$980/oz and US$995/oz.

Headline earnings for 2019 were US$163m or US$0.20 per share (2018: US$61m or US$0.07 per share). Normalised profit for the year was US$343m or US$0.42 per share a more than twelve fold increase YoY (2018: US$27m or US$0.03 per share).

In line with our dividend policy of paying out 25% to 35% of normalised earnings as dividends, we declared a final dividend of 100 SA cents per share. This takes the total dividend for the year to 160 SA cents per share (FY 2018: 40 SA cents per share).

Strong operational performance, an increase in the gold price and lower project capital expenditure drove a significant swing in net cash flow, with US$249m generated during 2019, compared to an outflow of US$122m in 2018. Mine cash flow for the year, which excludes project capital, was US$552m, compared to US$345m in 2018.

On the back of the net cash flow for the year and the sale of non-core investments, which generated US$179m, the net debt (pre-IFRS 16) at 31 December 2019 decreased to US$1,331m, compared to US$1,687m at the end of FY 2018. This implies a net debt to EBITDA of 1.08x, compared to 1.52x at the end of December 2018. When adjusting for IFRS 16 (which includes the capitalisation of leases on long-term “over the fence’’ infrastructure projects principally related to energy, the servicing of which is already included in mine cash flow), the net debt balance at the end of FY 2019 was US$1,664m, with a net debt to EBITDA of 1.29x. Since IFRS 16 was adopted by Gold Fields at the start of 2019, going forward we will only be reporting net debt on this basis.

Successful debt refinancing

New bonds issued

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds – a US$500m 5-year bond with a coupon of 5.125% and a US$500m 10-year bond with a coupon of 6.125% – raising a total of US$1 billion at an average coupon of 5.625%. The proceeds of the bond raising were used to repay amounts outstanding under the US$1,290m Credit Facilities Agreement and to buyback US$250m of the outstanding 2020 notes at 102% of par.

US$1,200 million revolving credit facility

On 25 July 2019, the Group entered into a US$1,200 million revolving credit facilities agreement, with a syndicate of international banks and financial institutions. The new facilities which became effective on the same day comprise two tranches:

•	US$600m 3+1+1 (two 1-year extension options subject to bank consent) year revolving credit facility (RCF) – at a margin of 1.45% over Libor; and

3	Gold Fields 2019 RESULTS

•	US$600m 5+1+1 (two 1-year extension options subject to bank consent) year revolving credit facility (RCF) – at a margin of 1.70% over Libor.

This replaced the US$1,290m Credit Facilities Agreement that had maturity dates of June 2020 and June 2021 with margins that were approximately 0.75% higher than those negotiated above.

Highlights of 2019

Damang

Damang generated its first positive cash flow of US$17m in 2019 since the start of the Damang Reinvestment Project (DRP). 2020 will be a year of two halves for Damang. The key focus for the next six months is to accelerate development through the variable grade transitional material. We expect to be in the heart of the main orebody by mid-2020 and expect a strong H2 2020.

At the end of the December 2019 quarter, 36 months into the DRP, total material mined amounted to 120 million tonnes, 17% ahead of the project schedule. Gold produced for the same period was 532,800 ounces, 17% above the DRP plan of 456,460 ounces. Project capital spent as at 31 December 2019 was US$347 million versus the DRP budget of US$313m, largely driven by the additional capital waste tonnes mined.

Gruyere

The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September. Gruyere produced 99,100 ounces (100% basis) in 2019, hitting the upper end of the revised guidance (75,000 ounces – 100,000 ounces on a 100% basis).

The final capital cost for the Gruyere construction programme was A$610m, with Gold Fields share of the capital cost being A$329m.

All-in costs post commercial levels of production for the 3 months from September 2019 were A$983/oz (US$684/oz), with the mine generating net cash flow of A$31m (US$21m) in Q4 2019.

Salares Norte

As reported at the end of 2019, the Environmental Impact Assessment for the project was approved on 18 December 2019, earlier than estimated in the project schedule. As a result, the updated feasibility study was presented to the Board in February 2020 and the final notice to proceed (FNTP) was provided by the Board.

The updated capital expenditure estimate is US$860m (in 2020 terms). The capital expenditure is scheduled over a 33-month period commencing in April 2020.

The other key elements of the updated feasibility study are:

•	Mineral Reserve of 3.5Moz of gold and 39Moz of silver for a gold equivalent Reserve of 4.0Moz as at December 2019;

•	11.5-year life-of-mine;

•	Construction is scheduled to commence in Q4 2020;

•	First production in Q1 2023;

•	Annual throughput of 2Mt of ore;

•	Life-of-mine production of 3.7Moz gold equivalent;

•	Average annual production of 450koz gold equivalent for the first seven years, and average annual production of 355koz gold equivalent for the first 10 years; and

•	AISC over the life-of-mine of US$552 per gold equivalent ounce.

During 2019, the district exploration yielded encouraging results at the Horizonte Project. In addition, more work is being done on the step out potential at Agua Amarga North and Brecha West targets near the Salares Norte pit.

Regional overview

Ghana

Total managed production increased by 12% to 840koz in 2019 from 750koz in 2018, driven by the build-up in production at Damang and the inclusion of a full 12-months’ worth of production from Asanko (2018 only included Asanko production for 5 months from 1 August 2018).

All-in costs decreased by 5% to US$1,039/oz in 2019 from US$1,098/oz in 2018 as the project capital at Damang rolled off.

The region produced net cash flow of US$174m in 2019 compared to US$45m in 2018.

Australia

Gold Fields’ Australian operations delivered another strong operational performance in 2019. Gold production increased by 3% to 914koz in 2019 from 886koz in 2018, mainly due to the inclusion of Gruyere production during H2 2019.

All-in cost increased by 12% to A$1,418/oz (US$986/oz) in 2019 from A$1,262/oz (US$943/oz) in 2018 due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

The Australia region reported a net cash inflow of US$139m in 2019 which includes Gruyere growth capital of US$67m compared to US$30m in 2018 which included US$163m cash outflow for Gruyere.

Peru

Equivalent gold production decreased by 7% to 292,700 ounces in 2019 from 314,100 ounces in 2018, mainly due to the lower copper/ gold price ratio.

Total all-in costs per equivalent ounce increased by 16% to US$810 per equivalent ounce in 2019 from US$699 per equivalent ounce in 2018. Cerro Corona generated net cash of US$86m in 2019.

South Africa

Gold production at South Deep increased by 41% to 6,907kg (222,100oz) in 2019 from 4,885kg (157,100oz) in 2018 exceeding guidance of 6,000kg (193,000oz). The increased gold production resulted from an increase in both volume and grade mined.

Total all-in cost decreased by 31% to R585,482/kg (US$1,259/oz) in 2019 from R854,049/kg (US$2,012/oz) in 2018 due to the same reasons as above, together with the temporary postponement of new mine development capital.

Following the restructuring at the end of 2018, South Deep demonstrated a remarkable improvement in most production metrics during 2019, resulting from a culmination of initiatives driving organisational culture, systems, processes, and technical improvements.

South Deep generated net cash of R221m (US$15m) in 2019 compared to an outflow of R1,923m (US$146m) in 2018.

Gold Fields 2019 RESULTS	4

Mineral reserves

IIn 2019, the Group had one of its best years with regards to reserve replacement. Some of the significant developments, include:

•	There was a 0.5Moz (8% YoY) increase in the Australian region’s reserves, net of depletion;

•	There was a 0.1Moz (2% YoY) increase in Tarkwa’s reserves, net of depletion.

As at end-2019, 20.5Moz of Gold Fields’ attributable gold equivalent Reserves (excluding Gold Fields’ 45% interest in the Asanko Gold Mine) were outside South Africa, representing 41% of the Group’s Reserve base.

		Year ended
		Managed	Attributable
December 2019
Gold equivalent resources	Moz	146.8	114.0
Gold equivalent reserves	Moz	54.1	50.2
December 2018
Gold equivalent resources	Moz	140.5	108.2
Gold equivalent reserves	Moz	54.0	50.3

Metal prices used for equivalent ounces:

Gold US$1,200/oz

Copper US$2.8/lb

Silver US$17.50/oz

The metallurgical recovery rate has not been applied to the conversion.

All reserves and resource numbers exclude Gold Fields’ 45% interest in Asanko.

Outlook for 2020

Attributable equivalent gold production for the Group for 2020 is expected to be between 2,275Moz and 2,315Moz. AISC is expected to be between US$920/oz and US$940/oz. AIC is planned to be between US$1,035/oz and US$1,055/oz. If we exclude expenditure on Salares Norte, AIC for the Group is expected to be between US$975/oz and US$995/oz. These expectations assume exchange rates of R/US$: 14.50 and A$/US$: 0.69.

Capital expenditure for the Group is planned at US$630m. Sustaining capital expenditure for the Group is planned at US$406m and growth capital expenditure is planned at US$224m. The US$224m growth capital expenditure comprises US$60m for the Australia region, US$10m for Damang, US$15m for South Deep, US$28m for Cerro Corona and US$111m for Salares Norte. Due to the revised WGC interpretation on AISC certain capital expenditure has been reclassified from sustaining capital to growth capital (primarily for Australia and Cerro Corona). The capital expenditure above excludes the Group’s share of Asanko’s total capital expenditure of US$34m for 2020.

Nick Holland

Chief Executive Officer

12 February 2020

STOCK DATA FOR THE YEAR ENDED DECEMBER 2019
Number of shares in issue		NYSE – (GFI)
– at 31 December 2019	828,632,707	Range – Year	US$5.04 – US$6.69

– average for the year	827,386,603	Average Volume – year	6,053,881 shares/day

Free Float	100 per cent	JSE LIMITED – (GFI)

ADR Ratio	1:1	Range – Year	ZAR46.72 – ZAR96.02

Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume –year	2,794,445 shares/day

5	Gold Fields 2019 RESULTS

Key Statistics

			United States Dollars
			Quarter		Year ended
Figures in millions unless otherwise stated		December	September	December	December	December
		2019	2019	2018	2019	2018
Gold produced*	oz (000)	590	523	509	2,195	2,036
Tonnes milled/treated	000	10,519	9,850	8,571	38,342	34,110
Revenue (excluding Asanko)	US$/oz	1,482	1,469	1,212	1,388	1,252
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	39	44	43	41	42
All-in sustaining costs#
(original interpretation)	US$/oz	922	1,018	1,016	970	981
All-in sustaining costs (revised interpretation guidance – WGC)	US$/oz	864	947	—	897	—
Total all-in cost#	US$/oz	974	1,084	1,213	1,064	1,173
Net debt (pre-IFRS 16)	US$m	1,331	1,401	1,612	1,331	1,687
Net debt to EBITDA ratio
(pre-IFRS 16)					1.08	1.52
Net debt (IFRS 16 impact included)	US$m	1,664	1,735	—	1,664	—
Net debt to EBITDA ratio
(IFRS 16 impact included)					1.29	—
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$				249	(122)

Profit/(loss) attributable to owners of the parent	US$m				161.6	(348.2)

Profit/(loss) per share attributable to owners of the parent	US c.p.s.				20	(42)

Headline earnings attributable to owners of the parent	US$m				162.7	60.6

Headline earnings per share attributable to owners of the parent	US c.p.s.				20	7

Normalised profit attributable to owners of the parent	US$m				343.4	26.9
Normalised profit per share attributable to owners of the parent	US c.p.s.				42	3

*	Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
#	Refer to pages 44 – 45.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%) and Asanko JV (45% equity share). Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.

Figures may not add as they are rounded independently.

This media release contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. These measures constitute pro-forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit, net debt (pre and post IFRS 16), adjusted EBITDA, free cash flow margin, cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro-forma financial information has been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant’s report thereon is available for inspection at the Company’s registered address.

Gold Fields 2019 RESULTS	6

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	changes in assumptions underlying Gold Fields’ mineral reserve estimates;

•	the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;

•	the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;

•	the success of the Group’s business strategy, development activities and other initiatives;

•	the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;

•	the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;

•	the Group’s loss of senior management or inability to hire or retain employees;

•	fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;

•	ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

•	the adequacy of the Group’s insurance coverage;

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;

•

changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;

•	fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

7	Gold Fields 2019 RESULTS

Year ended 31 December 2019 compared with year ended 31 December 2018

Results for the Group

Safety

Gold Fields recorded one fatality in 2019, which we reported on in our H1 results. Serious injuries declined by 29% from 17 in 2018 to 12 in 2019. The total recordable injury frequency rate (TRIFR) for the Group, however, regressed by 19% to 2.19 during 2019.

Our Safety Leadership Group, chaired by Stuart Mathews, Executive Vice President Australia, has developed the following strategic objectives:

•	Develop a culture of safety leadership within the organisation and firmly embed safety management as a line management responsibility;

•	Provide appropriate mechanisms to engage employees on safety and equip them with the necessary skills to achieve safe outcomes consistently; and

•	Ensure the deployment of fit-for-purpose management systems that are aligned to a Critical Control Management approach and are certified to the ISO 45001 standard.

During 2019, a dedicated safety leadership training package was developed and rolled out to the Board of Directors and management. All remaining employees will be trained during 2020 and the training made standard for all new employees. We are also extending our Australian behaviour-based programme, Vital Behaviours, to entrench safe behaviours and choices across the entire business.

	Year
Safety	2019	2018
Fatalities	1	1
Serious Injuries[1]	12	17
TRIFR[2]	2.19	1.83

[1]

A Serious Injury is an injury that incurs 14 or more days lost and results in: a fracture of any bone (excluding hairline fractures and fractures of fingers, toes or nose); or internal haemorrhage; or head trauma (including concussion, loss of consciousness) requiring hospitalisation; or loss of all or part of a limb (excluding bone dressing to facilitate medical treatment of injured fingers and toes); or permanent loss of function and/or permanent disability such as hearing loss or damage to lung function; or permanent disfigurement where the injury has resulted in the appearance of a person being deeply and persistently harmed medically and that is likely to lead to psychosocial problems. This number includes injuries reported under the SA Mine Health and Safety Act.

[2]	Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/ number of hours worked.

Environmental

For the first time ever, Gold Fields recorded no Level 3 – 5 environmental incidents for 2019, while the number of Level 2 incidents, which have a limited environmental impact, declined by 46%.

Fresh water withdrawal declined by 2% from 2018 to 2019, mainly due to a decrease in water withdrawal at Tarkwa as a result of increased recycling/reuse. Group water recycled/reused improved accordingly.

Group energy use rose 7% in 2019 compared with 2018 as diesel consumption increased when Gruyere ramped up mining in H2 2019. Group total energy spend remained stable, benefiting from relatively lower realised diesel unit prices. This was despite higher diesel consumption driven by tonnes mined and higher electricity spend in line with higher tonnes processed and higher gold production. Net realised gains from the oil price hedges totalled US$8m in 2019 compared to US$14m in 2018.

CO2 scope 1 and 2 emissions were 6% higher in 2019 compared

with 2018, driven by higher diesel consumption, with CO2 intensity marginally lower.

At the Granny Smith and Agnew mines in Australia, microgrid power systems, which include a combination of gas, solar, wind and battery storage, reached practical completion. The Agnew gas, solar and battery system was commissioned and construction of five wind turbines will be completed in 2020.

	Year
Environmental	2019	2018
Environmental Incidents – Level 3	0	2
Water Recycled/Reused (% of total)	68	66
Fresh Water Withdrawal (GL)[1]	14.15	14.50
Energy Consumption (TJ)	12,444	12,178
Energy Cost	299	302
Energy Intensity (GJ/ounce)	5.47	5.46
CO2 Emissions (Mt)[2]	1.45	1.37
CO2 Emissions per tonne mined	8	7

¹	Relates to operations only.
²	CO2 emissions comprise Scope 1 and 2 emissions[3].
³	Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies decreased by 4% to US$2.58bn in 2019 compared with 2018. Gold Fields’ procurement from in-country suppliers, excluding corporate procurement spend, was 96% of total procurement.

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. Group host community procurement spend increased significantly year on year, both in absolute terms and as a percentage of total procurement. Group host community employment numbers increased slightly but fell marginally as a percentage of the total workforce.

Gold Fields’ investment in socio-economic development (SED) projects in our host communities declined by 17% during 2019 following the completion of the three-year, US$27m, upgrade to the Tarkwa-Damang road in H1 2019. This is Gold Fields’ largest-ever SED project.

Gold Fields 2019 RESULTS	8

The Board approved a Group Diversity & Inclusion strategy and a Group Sexual Harassment policy in 2019. The percentage of women in Gold Fields’ workforce increased slightly to 20% in 2019. Just over half of our female employees work in core mining activities. Training spend decreased 5% in 2019 relative to 2018, in line with the lower employee numbers.

	Year
Social	2019	2018
Value distribution to national economies (US$bn)	2.58	2.71
Procurement from in-country suppliers (US$bn)	1.80	1.54
Host community procurement (US$m)	635	441
Host community procurement
(% of total)[1]	34	27
Host community workforce	9,284	9,188
Host community workforce (% of total)[1]	55	56
Socio-Economic Development spending (US$m)	21	26
Women in Workforce (%)	20	19
Employee & contractor numbers	17,655	17,611
Training spend (US$m)	13	14

¹	Includes Gruyere, excludes projects.

Revenue

Attributable equivalent gold production increased by 8% from 2.036Moz in 2018 to 2.195Moz in 2019 due to an increase in production at South Deep, a full year of production at Asanko and Gruyere coming into production.

Gold production at South Deep in South Africa, increased by 41% from 4,885kg (157,100oz) to 6,907kg (222,100oz).

Attributable gold production at the West African operations increased by 13% from 679,700oz in 2018 to 767,700oz in 2019 due to higher production at Damang as well as the inclusion of Asanko for the full year. Asanko’s sales are excluded from the Group’s revenue as the interest in the joint venture is equity accounted. This was partially offset by lower production at Tarkwa. Attributable equivalent gold production at Cerro Corona in Peru decreased by 7% from 312,500oz in 2018 to 291,300oz in 2019. Gold production at the Australian operations increased by 3% from 886,400oz in 2018 to 914,300oz in 2019 due to Gruyere going into production in 2019.

At the South Africa region, production at South Deep increased by 41% from 4,885kg (157,100oz) in 2018 to 6,907kg (222,100oz) in 2019. The 2018 production was impacted by the industrial action and restructuring process.

At the West Africa region, managed gold production at Tarkwa decreased by 1% from 524,900oz in 2018 to 519,100oz in 2019 mainly due to lower yield. At Damang, managed gold production increased by 15% from 180,800oz in 2018 to 208,400oz in 2019 mainly due to higher head grade and tonnes treated. At Asanko, Gold Fields’ share of production increased from 44,500oz for the five months ended December 2018 to 113,000oz in 2019.

At the South America region, total managed gold equivalent production at Cerro Corona decreased by 7% from 314,100oz in 2018 to 292,700oz in 2019 mainly due to the lower copper/gold price ratio as well as lower copper production due to lower copper head grade, partially offset by higher gold production.

At the Australia region, St Ives’ gold production increased by 1% from 366,900oz in 2018 to 370,600oz in 2019. At Agnew, gold production decreased by 8% from 239,100oz in 2018 to 219,400oz in 2019 mainly due to lower grade mined. At Granny Smith, gold production decreased by 2% from 280,400oz in 2018 to 274,800oz in 2019 due to lower tonnes mined and processed. In 2019, Gold Fields share of Gruyere production was 49,500oz.

The average US Dollar gold price achieved by the Group increased by 11% from US$1,252/eq oz in 2018 to US$1,388/eq oz in 2019. The average rand gold price increased by 24% from R531,253/kg to R659,111/kg. The average Australian Dollar gold price increased by 18% from A$1,694/oz to A$2,007/oz. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 9% from US$1,265/oz in 2018 to US$1,384/oz in 2019. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 14% from US$1,174/eq oz in 2018 to US$1,344/eq oz in 2019. The average US Dollar/Rand exchange rate weakened by 10% from R13.20 in 2018 to R14.46 in 2019. The average Australian/US Dollar exchange rate weakened by 7% from A$1.00 = US$0.75 in 2018 to A$1.00 = US$0.70 in 2019.

Revenue increased by 15% from US$2,578m in 2018 to US$2,967m in 2019 due to the higher gold price and higher gold sold.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 4% from US$1,375m in 2018 to US$1,424m in 2019.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation decreased by 2% from R3,586m (US$272m) in 2018 to R3,503m (US$242m) in 2019 mainly due to a gold inventory credit to cost of R54m (US$4m) in 2019 compared with a charge to cost of R127m (US$10m) in 2018.

At the West Africa region (excluding Asanko), cost of sales before amortisation and depreciation increased by 6% from US$433m in 2018 to US$457m in 2019. At Tarkwa, cost of sales before amortisation and depreciation, increased by 2% from US$309m to US$315m due to higher mining costs in line with higher operational tonnes mined. The US$14m gold-in-process credit to cost in 2019 compared with a charge to cost of US$10m in 2018. At Damang, cost of sales before amortisation and depreciation, increased by 15% from US$124m in 2018 to US$142m in 2019 mainly due to higher operating tonnes mined, along with a gold-in-process credit to cost of US$9m in 2019 compared with US$19m in 2018.

Cost of sales before amortisation and depreciation at Asanko (not included in Group’s cost of sales before amortisation and depreciation) amounted to US$90m in 2019.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 5% from US$155m in 2018 to US$162m in 2019. The higher cost was due to higher process plant maintenance cost due to aging and ore hardness, higher workers participation due to higher profit and higher labour expenses resulting from the close out of the union labour agreement.

At the Australia region, cost of sales before amortisation and depreciation increased by 17% from A$690m (US$516m) in 2018 to A$808m (US$562m) in 2019. At St Ives, cost of sales before amortisation and depreciation, increased by 32% from A$249m (US$186m) in 2018 to A$329m (US$229m) in 2019. The higher cost of sales before amortisation and depreciation was due to

9	Gold Fields 2019 RESULTS

increased mining cost as a result of increased ore tonnes mined at Invincible underground mine and Neptune open pit (A$57m/ US$40m), increased processing maintenance cost (A$3m/US$2m) and a lower gold inventory credit to cost of A$4m (US$3m) in 2019 compared with A$20m (US$15m) in 2018.

At Agnew, cost of sales before amortisation and depreciation, increased by 8% from A$216m (US$162m) in 2018 to A$233m (US$162m) in 2019 mainly due to increased mining cost at Waroonga (A$8m/US$6m) as a result of increased tonnes mined, partially offset by a gold-in-process credit to cost of A$4m (US$3m) in 2019 compared with charge to cost of A$2m (US$2m) in 2018. At Granny Smith, cost of sales before amortisation and depreciation, increased marginally from A$225m (US$168m) in 2018 to A$226m (US$157m) in 2019.

At Gruyere, cost of sales before amortisation and depreciation, was A$20m (US$14m) for the three months (Oct-Dec 2019) in which Gruyere was in commercial levels of production. The cost of sales before amortisation and depreciation of A$20m (US$14m) comprised cost of sales before gold inventory change and amortisation and depreciation of A$28m (US$19m) and a gold-in-process credit to cost of A$8m (US$5m).

Amortisation and depreciation

Amortisation and depreciation for the Group decreased by 9% from US$668m in 2018 to US$610m in 2019. This decrease was mainly due to lower amortisation of US$36m in local currencies (mainly at South Deep due to lower capital expenditure in 2019 and at St Ives due to lower ounces mined) and the exchange rate effect of US$22m on translation into US Dollar at a 10% weaker Rand and a 7% weaker A$ Dollar.

Other

Net interest expense for the Group increased by 22% from US$67m in 2018 to US$82m in 2019. Interest expense of US$113m and lease interest of US$19m were partially offset by interest income of US$7m, interest capitalised of US$41m and lease interest capitalised of US$2m. In 2018, interest expense of US$92m was partially offset by interest income of US$8m and interest capitalised of US$17m.

The share of equity accounted gain of US$3m in 2019 compared with a loss of US$13m in 2018. The gain of US$3m in 2019 comprised the Group’s share of Asanko’s earnings of US$4m, partially offset by losses at Far Southeast project (FSE) of US$1m. The loss of US$13m in 2018 comprised mainly of the US$12m write-off of deferred costs and other non-recoverable amounts at Far Southeast project (FSE) as well as a loss of US$1m related to the Group’s share of Asanko’s losses.

The loss on foreign exchange of US$5m in 2019 compared with a gain on foreign exchange of US$6m in 2018. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$238m in 2019 compared with a gain of US$21m 2018. In 2019, the US$238m comprised US$245m losses on hedges and US$7m gain on the mark-to-market on Maverix warrants. The US$245m included US$132m realised losses and US$113m unrealised losses. The realised losses of US$132m comprised losses realised on the South Deep gold hedge of R220m (US$15m), the Australian gold hedge of A$163m (US$113m) and Australian currency hedge of A$22m

(US$14m), partially offset by gains made on the Ghana oil hedge of US$5m, Ghana gold hedge of US$2m and Australian oil hedge of A$4m (US$3m).

Gold hedged comprised of a combination of outright forward sales and zero cost collars and were transacted in line with our pre-existing hedging policy as set out in our Integrated Annual Report. The policy is designed to allow for hedging to protect cash flows at times of significant expenditure, for specific debt servicing requirements, and to safeguard the viability of higher cost operations. The hedges have enabled the Company to fund its capital projects to date largely from internal cash flows and to underwrite a meaningful reduction in debt in 2020.

The unrealised losses of US$113m comprised losses on the South Deep gold hedge of R153m (US$11m), the Ghana gold hedge US$39m, the Australian gold hedge of A$94m (US$66m), the Ghana oil hedge of US$3m and Australian oil hedge of A$1m (US$1m), partially offset by a gain on Australian currency hedge of A$12m (US$7m).

Share-based payments for the Group decreased by 45% from US$38m in 2018 to US$21m in 2019 and related to the current valuation of the share scheme and changes in its composition. Long-term employee benefits increased by 800% from US$1m to US$9m due to the current valuation of the plan and change in composition.

Other costs for the Group decreased by 9% from US$55m in 2018 to US$50m in 2019.

Exploration and project costs

Exploration and project costs decreased by 19% from US$104m in 2018 to US$84m in 2019 mainly due a decrease in the write-off of brownfields exploration costs at the Australian operations from A$51m (US$38m) in 2018 to A$43m (US$30m) in 2019, as well as lower spend at Salares Norte from US$61m in 2018 to US$49m in 2019. The write-off of brownfields exploration is a non-cash item. The balance of US$5m mainly related to various exploration office costs.

Non-recurring items

Non-recurring expenses of US$24m in 2019 compared with US$633m in 2018.

The non-recurring expenses for 2019 included:

•	a positive silicosis provision adjustment (US$2m/R23m);

•

net impairment of FSE of US$10m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;

•	profit on sale of Maverix holding of US$15m;

•	loss on repurchase of 2020 bond of US$5m;

•	contract termination costs of US$13m at Damang; and

•	a cost arising on the rehabilitation year-end adjustments of US$13m.

The non-recurring expenses for 2018 included:

•

impairment of R6.471bn (US$482m) in respect of the South Deep cash-generating unit. The after tax impairment was R4.819bn (US$359m). The impairment was recognised in June 2018 and given that impairment indicators still existed at 31 December 2018, a further impairment assessment was performed.

Gold Fields 2019 RESULTS	10

There were no further impairments at 31 December 2018 using the following assumptions:

•	Gold price of R525,000/kg for 2019 and R550,000/kg thereafter;

•	Reserve ounces used in discounted cash flow of 32.4Moz;

•	Resource price of US$17/oz at a Rand/US Dollar exchange rate of R14.63;

•	Resource ounces of 24.5Moz;

•	Life of mine 75 years; and

•	Nominal discount rate of 13.5%.

•	restructuring costs at Tarkwa (US$89m) with the transition to contractor mining;

•	restructuring costs at Damang (US$14m);

•	restructuring costs at South Deep (US$11m/R148m);

•	losses on the sale of mining fleet and heavy machinery equipment and inventory at Tarkwa as part of the transition to contractor mining, amounted to US$38m and US$9m, respectively;

•	silicosis provision adjustment (US$5m/R60m);

•	loss on sale of APP (US$15m);

•

impairment of FSE of US$37m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company; and

•	Gain on the acquisition of Asanko Gold mine of US$52m.

Royalties

Government royalties for the Group increased by 17% from US$63m in 2018 to US$74m in 2019 in line with the increase in revenue.

Taxation

The taxation charge for the Group of US$176m in 2019 compared with a credit of US$66m in 2018. Normal taxation increased from US$146m to US$191m. The deferred tax credit of US$15m in 2019 compared with US$212m in 2018.

The significant deferred tax credit in 2018 arose due to the taxation credit of R1.652bn (US$123m) on the impairment of South Deep. In addition, as a result of the settlement of the South Deep tax dispute, Gold Fields recognised an additional R2.708bn (US$205m) of capital allowances with a tax effect of R812m (US$62m) in 2018.

Profit/loss

Net profit attributable to owners of the parent of US$162m or US$0.20 per share in 2019 compared with a loss US$348m or US$0.42 per share in 2018.

Headline earnings attributable to owners of the parent of US$163m or US$0.20 per share in 2019 compared with headline earnings of US$61m or US$0.07 per share in 2018.

Normalised profit of US$343m or US$0.42 per share in 2019 compared with US$27m or US$0.03 per share in 2018.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Year United States Dollars
	2019	2018
Profit/(loss) for the period attributable to owners of the parent	161.6	(348.2)
Non-recurring items	23.8	633.1
Tax effect of non-recurring items	(7.8)	(171.1)
Non-controlling interest effect of non-recurring items	(0.9)	(10.1)
Loss/(gain) on foreign exchange	5.2	(6.4)
Tax effect of loss/(gain) on foreign exchange	(0.3)	0.6
Loss/(gain) on financial instruments	238.0	(21.0)
Tax effect of loss/(gain) on financial instruments	(73.8)	5.7
Non-controlling interest effect of loss/ (gain) on financial instruments	(2.4)	1.6
South Deep tax settlement	—	(61.5)
Other tax adjustments	—	4.2

Normalised profit attributable to owners of the parent	343.4	26.9

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash inflow from operating activities increased by 43% from US$624m in 2018 to US$893m in 2019 due to higher gold sold and higher realised price.

Dividends paid of US$48m in 2019 compared with US$55m in 2018. Dividends paid to owners of the parent remained flat at US$46m. Dividends paid to non-controlling interest holders of US$2m in 2019 compared with US$10m in 2018.

Cash outflow from investing activities decreased from US$887m in 2018 to US$447m in 2019. Capital expenditure decreased from US$814m in 2018 to US$613m in 2019 due to lower sustaining and growth capital expenditure as planned. Growth expenditure of US$70m was incurred on the Damang reinvestment project and A$96m (US$67m) at Gruyere. This compared with growth expenditure of US$125m on the Damang reinvestment project and A$180m (US$134m) on Gruyere in 2018.

In the South Africa region at South Deep, capital expenditure decreased from R770m (US$58m) in 2018 to R479m (US$33m) in 2019 mainly due to the temporary suspension of growth capital.

At the West Africa region, (excluding Asanko), capital expenditure decreased from US$295m to US$202m. At Tarkwa, capital expenditure decreased from US$156m to US$125m due to lower capital waste stripping expenditure in line with the 2019 plan. Capital expenditure at Damang decreased from US$139m to US$76m mainly due to lower capital waste tonnes mined as the Damang reinvestment project is nearing completion.

11	Gold Fields 2019 RESULTS

The Group’s share of capital expenditure at Asanko amounted to US$27m in 2019 and US$13m for the five months ended December 2018. The Asanko capital expenditure is not included in the Group capital expenditure.

In the South America region at Cerro Corona, capital expenditure increased from US$33m to US$56m due to higher expenditure on the new waste storage facility construction (Arpon) and infrastructure reallocation (access roads, blasting supplies warehouse and general warehouse) expenses for the life extension plan.

At the Australia region, capital expenditure increased from A$373m (US$319m) in 2018 to A$458m (US$319m) in 2019 mainly due to the inclusion of Gruyere under the Australia region from 2019. In 2018, Gruyere was disclosed under projects with A$180m (US$135m) included for the year. At St Ives, capital expenditure decreased from A$170m (US$127m) in 2018 to A$141m (US$98m) in 2019 mainly due to reduced pre-stripping of the open pits (A$19m/US$13m) combined with lower mining infrastructure spend in 2019 (A$9m/US$6m). At Agnew, capital expenditure increased from A$98m (US$73m) in 2018 to A$109m (US$76m) in 2019. At Granny Smith, capital expenditure decreased from A$105m (US$79m) in 2018 to A$104m (US$72m) in 2019. At Gruyere capital expenditure decreased from A$180m (US$134m) in 2018 to A$104m (US$72m) in 2019 due to the completion of the project.

Proceeds on disposal of assets of US$4m in 2019 compared with US$79m in 2018. The proceeds in 2018 related to disposal of assets as part of the conversion to contractor mining at Tarkwa in 2018. Purchase of investments of US$7m in 2019 (relates to Chakana copper) compared with US$19m in 2018.

Purchase of Asanko of US$20m related to the additional purchase of preference shares in accordance with the Joint Venture transaction with Asanko Gold Inc. which was completed on 31 July 2018.

Proceeds on the sale of Maverix amounted to US$67m and related to the sale of the Group’s 19.9% holding in Toronto – listed gold and royalty streaming company Maverix.

Proceeds on disposal of investments of US$113m related to the disposal of the Group’s holdings in Red 5, Gold Road and Bezant Resources.

Cash inflow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares amounted to US$249m in 2019 and compared to an outflow of US$122m in 2018, being a net increase of US$371m.

The US$249m inflow in 2019 comprised: US$414m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$86m of net interest paid, US$55m for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$414m above), as well as US$24m on non-mine based costs. Included in the US$414m above is US$71m capital expenditure on the Damang reinvestment project and A$96m (US$67m) on growth capital expenditure at Gruyere. If these two amounts are excluded, then the mining operations generated US$552m in net cash.

The US$122m outflow in 2018 comprised: US$202m net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$77m of net interest paid, US$77m for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$202m above), US$163m (AS$218m) at Gruyere [capital expenditure of US$134m (A$180m) and an investment into working capital of US$29m (A$38m), mainly due to timing of cash calls from the EPC contractor], as well as US$7m on non-mine based costs. Included in the US$202m above is US$125m capital expenditure on the Damang reinvestment project and US$18m on South Deep growth capital expenditure. If these two amounts are excluded, then the mining operations generated US$345m in net cash. Adding back the negative US$146m for South Deep, the core international operations generated US$491m.

Net cash outflow from financing activities of US$105m in 2019 compared with an inflow of US$152m in 2018. The outflow in 2019 related to the repayment of US$1,604m on offshore and local loans and US$38m from lease payments, partially offset by a drawdown of US$1,538m. The inflow in 2018 related to a drawdown of US$690m, partially offset by the repayment of US$536m on offshore and local loans and US$3m from lease payments.

The net cash inflow for the Group of US$294m in 2019 compared with an outflow of US$167m in 2018. The cash balance of US$515m in 2019 compared with US$220m in 2018.

All-in sustaining and total all-in cost

The Group all-in sustaining costs decreased by 1% from US$981/oz in 2018 to US$970/oz in 2019 mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation.

On 14 November 2018, the World Gold Council published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and has adopted it prospectively from 1 January 2019. Based on the revised World Gold Council interpretation guidance, all-in sustaining costs for the Group are US$897/oz in 2019. One of the benefits of adopting the new standard is closer alignment of our cost reporting with existing practices in our sector.

Total all-in cost decreased by 9% from US$1,173/oz in 2018 to US$1,064/oz in 2019 for the same reasons as for all-in sustaining costs, as well as lower non-sustaining capital and lower exploration, feasibility and evaluation costs.

For a reconciliation of cost of sales before gold inventory charge and amortisation and depreciation to AISC and AIC refer pages 44 – 46.

Gold Fields 2019 RESULTS	12

Net debt

Net debt (excluding the effect of IFRS 16) is US$1,331m in 2019 compared with US$1,687m in 2018.

Net debt (borrowings plus the current portion of borrowings and lease liabilities less cash and cash equivalents) decreased from US$1,687m for the year ended 2018 to US$1,664m for the year ended 2019. Comparative figures for 2018 did not include lease liabilities.

The difference between the two methods of calculating net debt is the long and short term portion of lease liabilities identified as part of IFRS 16, comprising mainly the Genser power purchase agreement, Granny Smith power plant and Gruyere power plant and gas pipeline.

Net debt (borrowings plus the current portion of borrowings and lease liabilities less cash and cash equivalents) is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months earnings, which is determined as follows in US$m:

	Year
	United States Dollars
	2019	2018
Revenue	2,967	2,578
Cost of sales before amortisation and depreciation	(1,424)	(1,375)
Exploration and project costs	(84)	(104)
Other costs*	(169)	13

	1,290	1,112

*	Other costs relate mostly to the hedge losses for the year.

Adjusted EBITDA excluding the effect of IFRS 16 is US$1,233m for the year ended 31 December 2019.

The difference between the two methods of calculating adjusted EBITDA is a net reduction in operating costs relating to contracts identified as leases under IFRS 16.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.

Net debt/EBITDA

The net debt/EBITDA ratio (excluding the effect of IFRS 16) of 1.08 in 2019 compared with 1.57 in 2018.

The net debt/EBITDA ratio of 1.29 in 2019 compared with 1.57 in 2018. The ratio above includes the effect of adoption of IFRS 16 which marginally increased cost of sales before amortisation and depreciation and substantially increased the net debt due to the inclusion of lease liabilities.

Free cash flow margin

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the Group for the year ended 2019 is calculated as follows:

	Year
	United States Dollars
	2019
	US$m	US$/oz
Revenue[1]	2,798.9	1,399 [3]
Less Cash outflow	(2,208.4)	(1,104)

AIC	(2,112.9)	(1,056)
Adjusted for
Share-based payments (non-cash)	20.5	10
Long-term employee benefits (non-cash)	9.1	5
Exploration, feasibility and evaluation costs outside of existing operations	50	25
Non-sustaining capital expenditure (Damang reinvestment and Gruyere)	137.4	69
Revenue hedge	(140.6)	(70)
Redemption of Asanko preference shares	10.0	5
Tax paid (excluding royalties which is included in AIC above)	(181.9)	(91)

Free cash flow[2]	590.5	295
FCF margin	21%
Gold sold only – 000’oz	2,000.6

[1]	Revenue from income statement at US$2,967.1m less revenue from by-products in AIC at US$168.2m equals US$2,798.9m.
[2]

Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 38 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

[3]	Calculated by dividing revenue by gold sold only.

The free cash flow margin is used as a key metric in the determination of the long-term incentive plan.

The FCF margin of 21% in 2019 at a gold price of US$1,399/oz compared with 16% in 2018 at a gold price of US$1,266/oz. The hedges had an effect of US$70/oz, giving an effective price for the year of US$1,329/oz.

13	Gold Fields 2019 RESULTS

Review of Operations (UNREVIEWED)

Quarter ended 31 December 2019 compared with quarter ended 30 September 2019

South Africa region

South Deep

			Dec	Sept	%
			2019	2019	Variance
Ore mined	000 tonnes		302	328	(8)%
Waste mined	000 tonnes		14	11	28%
Total tonnes	000 tonnes		317	339	(7)%
Grade mined – underground reef	g/t		6.54	5.70	15%
Grade mined – underground total	g/t		6.25	5.52	13%
Gold mined	000’oz		63.6	60.2	6%
	kg		1,978	1,873	6%
Destress	m	[2]	8,124	8,291	(2)%
Development	m		1,126	1,015	11%
Secondary support	m		2,165	4,477	(52)%
Backfill	m	[3]	122,520	128,093	(4)%
Ore milled – underground	000 tonnes		344	329	5%
Ore milled – surface	000 tonnes		219	234	(6)%
Total tonnes milled	000 tonnes		563	563	0%
Yield – underground reef	g/t		6.25	5.78	8%
Surface yield	g/t		0.10	0.17	(42)%
Total yield	g/t		3.83	3.37	14%
Gold produced	000’oz		69.4	61.0	14%
	kg		2,159	1,897	14%
Gold sold	kg		2,286	1,818	26%
	000’oz		73.5	58.4	26%
AISC – original interpretation	R/kg		443,563	588,855	(25)%
	US$/ oz		932	1,258	(26)%
AISC – revised interpretation guidance (WGC November 2018)	R/kg		443,563	588,855	(25)%
	US$/ oz		932	1,258	(26)%
AIC	R/kg		443,563	588,855	(25)%
	US$/ oz		932	1,258	(26)%
Sustaining capital expenditure	Rm		112.1	117.1	(4)%
	US$m		7.6	8.0	(5)%
Non-sustaining capital expenditure	Rm		—	—	—
	US$m		—	—	—
Total capital expenditure	Rm US$m		112.1 7.6	117.1 8.0	(4 (5	)% )%

Gold production increased by 14% to 2,159 kilograms (69,400 ounces) in the December quarter from 1,897 kilograms (60,990 ounces) in the September quarter due to improved grades mined and milling of underground ore stocks. Underground reef grade mined increased by 15% to 6.54g/t in the December quarter 2019 from 5.70g/t in the September quarter 2019 due to improved destress grades, stoping extraction quality and increased mining in higher grade corridors in line with the plan.

All-in sustaining costs and all-in costs decreased by 25% to R443,563/kg (US$932/oz) in the December quarter from R588,855/kg (US$1,252/oz) in the September quarter mainly due to higher gold sold, lower sustaining capital expenditure and lower cost of sales before amortisation and depreciation.

West Africa region

Ghana

Tarkwa

		Dec	Sept	%
		2019	2019	Variance
Ore mined	000 tonnes	3,351	3,666	(9)%
Waste mined	000 tonnes	16,739	20,284	(17)%
Total tonnes mined	000 tonnes	20,089	23,950	(16)%
Grade mined	g/t	1.21	1.21	0%
Gold mined	000’oz	130.5	143.1	(9)%
Tonnes milled	000 tonnes	3,426	3,437	0%
Yield	g/t	1.10	1.15	(5)%
Gold produced	000’oz	120.9	127.3	(5)%
Gold sold	000’oz	120.9	127.3	(5)%
AISC – original
interpretation	US$/oz	989	969	2%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	989	969	2%
AIC	US$/oz	989	969	2%
Sustaining capital
expenditure	US$m	30.1	27.1	11%
Non-sustaining
expenditure	US$m	—	—	—
Total capital
expenditure	US$m	30.1	27.1	11%

Gold production decreased by 5% to 120,900 ounces in the December quarter from 127,300 ounces in the September quarter mainly due to lower yield, in line with the mining sequence and feeding of lower grade stockpiles.

Total tonnes mined, including capital waste stripping, decreased 16% to 20 million tonnes in the December quarter from 24 million tonnes in the September quarter due to lower contractor fleet performance from lower availability. We are in the process of working with the contractor to replace certain key equipment.

All-in sustaining costs and total all-in cost increased by 2% to US$989/oz in the December quarter from US$969/oz in the September quarter due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation.

Gold Fields 2019 RESULTS	14

Damang

		Dec	Sept	%
		2019	2019	Variance
Ore mined	000 tonnes	983	1,000	(2)%
Waste mined	000 tonnes	7,598	7,395	3%
Total tonnes mined	000 tonnes	8,581	8,395	2%
Grade mined	g/t	1.57	1.59	(1)%
Gold mined	000’oz	49,702	51,252	(3)%
Tonnes milled	000 tonnes	1,171	1,158	1%
Total yield	g/t	1.25	1.34	(7)%
Gold produced	000’oz	46.9	49.7	(6)%
Gold sold	000’oz	46.9	49.7	(6)%
AISC – original interpretation	US$/oz	1,149	842	36%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,149	842	36%
AIC	US$/oz	1,313	1,185	11%
Sustaining capital expenditure	US$m	(0.1)	1.9	(105)%
Non-sustaining expenditure	US$m	7.7	17.1	(55)%
Total capital expenditure	US$m	7.6	18.9	(60)%

Gold production decreased by 6% to 46,900 ounces in the December quarter from 49,700 ounces in the September quarter mainly due to lower yield. Yield decreased by 7% to 1.25g/t in the December quarter from 1.34g/t in the September quarter due to lower feed grade which was underpinned by lower stockpile grade fed to supplement ore tonnes mined. The December quarter was once again impacted by the transition through the Huni sandstone lithology, which is associated with higher than usual grade variability. The transition through the Huni sandstones will continue during H1 2020 and be completed by mid-year, at which point mining will occur in the higher (and more consistent) grade Tarkwa phyllites.

Capital expenditure decreased by 58% from US$19 million in the September quarter to US$8 million in the December quarter due to lower capital waste tonnes mined as the Damang reinvestment project comes to an end.

All-in sustaining cost increased by 36% to US$1,149/oz in the December quarter from US$842/oz in the September quarter mainly due to lower gold sold and higher cost of sales before amortisation and depreciation. Cost of sales before amortisation and depreciation increased by 37% to US$48 million in the December quarter from US$35 million in the September quarter mainly due to higher operating tonnes mined.

All-in cost increased by 11% to US$1,313/oz in the December quarter from US$1,185/oz in the September quarter due to same reason above.

Asanko (Equity accounted Joint Venture)

		Dec	Sept	%
		2019	2019	Variance
Ore mined	000 tonnes	1,405	1,105	27%
Waste mined	000 tonnes	4,956	6,372	(22)%
Total tonnes mined	000 tonnes	6,362	7,477	(15)%
Grade mined	g/t	1.63	1.47	11%
Gold mined	000’oz	73.9	52.2	42%
Tonnes milled	000 tonnes	1,460	1,439	1%
Total yield	g/t	1.41	1.35	4%
Gold produced	000’oz	66.1	62.4	6%
Gold sold	000’oz	66.1	63.0	5%
AISC – original interpretation	US$/oz	969	1,179	(18)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	969	1,179	(18)%
AIC	US$/oz	1,094	1,301	(16)%
Sustaining capital expenditure	US$m	4.6	11.0	(58)%
Non-sustaining expenditure	US$m	5.8	2.5	132%
Total capital expenditure	US$m	10.4	13.5	(23)%

All figures in table on a 100% basis.

Gold production increased by 6% to 66,100 ounces (100% basis) in the December quarter from 62,400 ounces in the September quarter mainly due to higher yield. Yield increased by 4% to 1.41g/t in the December quarter from 1.35g/t in the September quarter driven by higher grade ore mined during the quarter.

All-in sustaining cost decreased by 18% to US$969/oz in the December quarter from US$1,179/oz in the September quarter underpinned by a 5% increase in gold sold during the December quarter. All-in cost decreased by 16% to US$1,094/oz in the December quarter from US$1,301/oz in the September quarter.

15	Gold Fields 2019 RESULTS

South America region

Peru

Cerro Corona

		Dec	Sept	%
		2019	2019	Variance
Ore mined	000 tonnes	2,273	2,070	10%
Waste mined	000 tonnes	2,938	4,239	(31)%
Total tonnes mined	000 tonnes	5,211	6,309	(17)%
Grade mined – gold	g/t	0.99	1.00	(1)%
Grade mined – copper	per cent	0.49	0.49	0%
Gold mined	000’oz	72.6	66.8	9%
Copper mined	tonnes	11,041	10,049	10%
Tonnes milled	000 tonnes	1,722	1,648	4%
Yield – Gold	g/t	0.76	0.69	10%
– Copper	per cent	0.47	0.47	(1)%
– Combined	eq g/t	1.28	1.22	5%
Gold produced	000’oz	40.4	35.0	15%
Copper produced	tonnes	7,708	7,488	3%
Total equivalent gold produced	000’eq oz	70.8	64.8	9%
Total equivalent gold sold	000’eq oz	74.8	65.6	14%
AISC – original interpretation	US$/oz	628	698	(10)%
AISC	US$/eq oz	940	929	1%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	412	604	(32)%
AISC	US$/eq oz	818	877	(7)%
AIC	US$/oz	628	698	(10)%
AIC	US$/eq oz	940	929	1%
Sustaining capital expenditure	US$m	24.2	15.7	54%
Non-sustaining expenditure	US$m	—	—	—
Total capital expenditure	US$m	24.2	15.7	54%

Gold production increased by 15% to 40,400 ounces in the December quarter from 35,000 ounces in the September quarter due to higher grades processed, higher recovery and higher ore processed. Copper production increased by 3% to 7,708 tonnes from 7,488 tonnes due to higher tonnes milled and higher recoveries. Equivalent gold production increased by 9% to 70,800 ounces in the December quarter from 64,800 ounces in the September quarter mainly due to the higher gold production.

Gold yield increased by 10% to 0.76g/t in the December quarter from 0.69g/t in the September quarter due to a 4% increase in gold head grade processed to 1.10g/t and a 6% increase in gold recoveries to 66.4%.

All-in cost per gold ounce decreased by 10% to US$628/oz in the December quarter from US$698/oz in the September quarter mainly due to higher by-product credits driven by higher copper sales and a higher copper price received, together with higher gold sold. All-in cost per equivalent ounce increased by 1% to US$940 per equivalent ounce in the December quarter from US$929 per equivalent ounce in the September quarter due to higher capital expenditure.

Capital expenditure increased by 54% to US$24.2 million in the December quarter from US$15.7 million in the September quarter due to an increase in construction activities at the tailings dam, waste storage facilities and infrastructure relocation that were delayed and executed at the end of the year.

Australia region

St Ives

		Dec	Sept	%
		2019	2019	Variance
Underground
Ore mined	000 tonnes	380	302	26%
Waste mined	000 tonnes	237	225	5%
Total tonnes mined	000 tonnes	618	527	17%
Grade mined	g/t	4.32	3.90	11%
Gold mined	000’oz	52.8	37.8	40%
Surface
Ore mined	000 tonnes	919	1,115	(18)%
Waste mined	000 tonnes	1,854	2,011	(8)%
Total tonnes mined	000 tonnes	2,772	3,126	(11)%
Grade mined	g/t	2.13	1.59	34%
Gold mined	000’oz	62.8	56.9	10%
Total ore – combined	000 tonnes	1,299	1,417	(8)%
Grade mined – combined	g/t	2.77	2.08	33%
Total tonnes – combined	000 tonnes	3,390	3,653	(7)%
Total gold mined	000’oz	115.6	94.7	22%
Tonnes milled	000’oz	1,145	1,070	7%
Yield – underground	g/t	4.09	3.35	22%
– surface	g/t	2.32	1.58	47%
– combined	g/t	2.93	2.19	34%
Gold produced	000’oz	107.8	75.2	43%
Gold sold	000’oz	101.9	78.2	30%
AISC – original	US$/oz	817	1,050	(22)%
interpretation	A$/oz	1,197	1,533	(22)%
AISC – revised interpretation guidance (WGC November 2018) AIC	US$/oz US$/oz US$/oz	702 1,028 817	873 1,275 1,050	(20 (19 0	)% )% %
AIC	A$/oz	1,197	1,533	(47)%
Sustaining capital expenditure	A$m US$m	34.9 23.8	34.6 23.8	1 0	% %
Non-sustaining capital expenditure	A$m US$m	— —	— —	— —
Total capital expenditure	A$m US$m	34.9 23.8	34.6 23.8	1 0	% %

Gold production increased by 43% to 107,800 ounces in the December quarter from 75,200 ounces in the September quarter with the Hamlet North underground mine ramping up, better open pit grades, more tonnes processed and the release of approximately 4,000 ounces left within the circuit at the end of the September quarter.

Total underground ore tonnes mined increased by 26% to 380,500 tonnes in the December quarter from 301,800 tonnes in the September quarter, driven by a combination of a 15-fold increase in tonnes mined from Hamlet and an 18% increase in tonnes mined at Invincible underground, slightly offset by a 35%

Gold Fields 2019 RESULTS	16

decrease in tonnes mined from Cave Rocks. Hamlet contributed 15% to underground tonnes mined at St Ives in the December quarter 2019 (September quarter 2019: 1%). Mine activities at the original ore body at the Hamlet underground operation were concluded during the September quarter. Development of the higher-grade Hamlet North ore body continued and development ore was extracted during the December quarter. First production ore is expected during the March 2020 quarter.

Underground mine grade increased by 11% to 4.32g/t in the December quarter from 3.90g/t in the September quarter, driven by increased grades at all underground sources (Invincible, Hamlet and Cave Rocks) and resultant gold mined from underground sources increased by 40% to 52,800 ounces in the December quarter from 37,800 ounces in the September quarter.

Mine activities at the original ore body at the Hamlet underground operation were concluded during the September quarter. Development of the higher-grade Hamlet North ore body continued and development ore was extracted during the December quarter. First production ore is expected during the March 2020 quarter.

Total tonnes mined at the open pits, decreased by 11% to 2.8 million tonnes in the December quarter from 3.1 million tonnes in the September quarter, driven by a decrease in tonnes mined at both the Neptune and Invincible open pits. Mining activities in stage 6 of the Invincible open pit were concluded during the December quarter.

All-in cost decreased by 22% to A$1,197/oz (US$817/oz) in the December quarter from A$1,533/oz (US$1,050/oz) in the September quarter due to increased gold sold.

Agnew

		Dec	Sept	%
		2019	2019	Variance
Underground ore mined	000 tonnes	333	360	(8)%
Underground waste mined	000 tonnes	118	161	(27)%
Total tonnes mined	000 tonnes	451	521	(14)%
Grade mined – underground	g/t	5.69	4.90	16%
Gold mined	000’oz	60.9	56.7	7%
Tonnes milled	000 tonnes	338	307	10%
Yield	g/t	5.13	5.10	1%
Gold produced	000’oz	55.7	50.4	11%
Gold sold	000’oz	58.4	45.7	28%
AISC – original	US$/oz	943	1,200	(21)%
interpretation	A$/oz	1,385	1,756	(21)%
AISC – revised	US$/oz	939	1,061	(11)%
interpretation guidance (WGC November 2018)	A$/oz	1,374	1,548	(11)%
AIC	US$/oz	943	1,200	(21)%
AIC	A$/oz	1,385	1,756	(21)%
Sustaining capital	A$m	9.5	22.5	(58)%
expenditure	US$m	6.2	15.3	(60)%
Non-sustaining	A$m	—	—	—
capital expenditure	US$m	—	—	—
Total capital	A$m	9.5	22.5	(58)%
expenditure	US$m	6.2	15.3	(60)%

Gold production increased by 11% to 55,700 ounces in the December quarter from 50,400 ounces in the September quarter due to an increase in ore processed. Tonnes processed increased by 10% to 338,000 tonnes in the December quarter from 307,000 tonnes in the September quarter due to a decrease in planned and unplanned maintenance. In addition, business improvement projects conducted during the year to increase crusher throughput were crystalised in the December quarter.

Ore mined from underground decreased by 8% to 332,700 tonnes in the December quarter from 360,200 tonnes in the September quarter and the mined grade increased by 16% to 5.69 grams per tonne in the December quarter from 4.90 grams per tonne in the September quarter. The increased grade mined in the December quarter was due to availability of higher grade from Waroonga North at the Waroonga complex and from Sheba at the New Holland complex.

All-in cost decreased by 21% to A$1,385/oz (US$943/oz) in the December quarter from A$1,756/oz (US$1,200/oz) in the September quarter due to increased gold sold and lower capital expenditure, partially offset by increased cost of sales before amortisation and depreciation.

Capital expenditure decreased by 61% to A$9 million (US$6 million) in the December quarter from A$23 million (US$15 million) in the September quarter due to lower capital development and exploration drilling in the December quarter, as well as the completion of a number of infrastructure projects by the end of the September quarter.

Granny Smith

		Dec	Sept	%
		2019	2019	Variance
Underground ore mined	000 tonnes	437	451	(3)%
Underground waste mined	000 tonnes	158	175	(9)%
Total tonnes mined	000 tonnes	595	626	(5)%
Grade mined – underground	g/t	5.15	5.12	1%
Gold mined	000’oz	72.4	74.3	(3)%
Tonnes milled	000 tonnes	471	464	2%
Yield	g/t	4.69	4.67	0%
Gold produced	000’oz	71.1	69.7	2%
Gold sold	000’oz	71.1	69.8	2%
AISC – original	US$/oz	966	927	4%
interpretation	A$/oz	1,411	1,347	5%
AISC – revised	US$/oz	787	763	3%
interpretation guidance (WGC November 2018)	A$/oz	1,150	1,109	4%
AIC	US$/oz	966	927	4%
AIC	A$/oz	1,411	1,347	5%
Sustaining capital	A$m	32.1	25.8	25%
expenditure	US$m	22.0	17.7	24%
Non-sustaining	A$m	—	—	—
capital expenditure	US$m	—	—	—
Total capital	A$m	32.1	25.8	25%
expenditure	US$m	22.0	17.7	24%

17	Gold Fields 2019 RESULTS

Gold production increased by 2% to 71,100 ounces in the December quarter from 69,700 ounces in the September quarter due to an increase in ore processed.

All-in cost increased by 5% to A$1,411/oz (US$966/oz) in the December quarter from A$1,347/oz (US$927/oz) in the September quarter due to higher capital expenditure, partially offset by increased gold sold.

Capital expenditure increased by 23% to A$32 million (US$22 million) in the December quarter from A$26 million (US$18 million) in the September quarter with added expenditure on underground infrastructure and mobile equipment.

Gruyere

		Dec	Sept	%
		2019	2019	Variance
Ore mined	000 tonnes	2,190	2,111	4%
Waste mined	000 tonnes	2,621	3,119	(16)%
Total tonnes mined	000 tonnes	4,811	5,230	(8)%
Grade mined	g/t	0.92	0.88	5%
Gold mined	000’oz	65.0	59.7	9%
Tonnes milled	000 tonnes	2,051	1,111	85%
Yield	g/t	1.06	0.82	30%
Gold produced	000’oz	70.0	29.1	140%
Gold sold*	000’oz	67.4	—	—
AISC – original	US$/oz	683	—	—
interpretation	A$/oz	983	—	—
AISC – revised	US$/oz	683	—	—
interpretation guidance (WGC November 2018)	A$/oz	983	—	—
AIC	US$/oz	684	—	—
AIC	A$/oz	983	—	—
Sustaining capital expenditure – 50%	A$m	7.5	—	—
basis	US$m	5.2	—	—
Non-sustaining	A$m	—	3.7	(100)%
capital expenditure – 50% basis	US$m	—	2.1	(100)%
Total capital expenditure – 50%	A$m	7.5	3.7	101%
basis	US$m	5.2	2.1	153%

Mine physicals in table on a 100% basis.

*	Gold sold was credited to capital during the September quarter prior to commercial levels of production being achieved.

Production commenced at Gruyere during the September quarter, during which the mine produced 29,100 ounces. Commercial levels of production were achieved at the end of the September quarter and the ramp up continued during the December quarter during which 70,000 ounces were produced, an increase of 140% compared to the September quarter. At the end of the December quarter stockpiled material amounted to 78,500 ounces (3.5 million tonnes at 0.70g/t).

Commissioning of the final components of the processing plant was achieved in the September quarter with the SAG and ball mills operating steadily. Ore tonnes processed increased by 85% to 2.1 million tonnes in the December quarter from 1.1 million tonnes in the September quarter, with the volume processed during the December quarter meeting 100% of nameplate capacity (8.2 million tonnes per annum).

Yield for the December quarter was 30% higher at 1.06g/t compared to 0.82g/t in the September quarter where preferential treatment of low-grade ore was undertaken during the start-up in order to test the integrity of the circuit and build up a baseline of gold-in-circuit.

All-in cost for the December quarter were A$983/oz (US$684/oz).

Gold Fields 2019 RESULTS	18

SALIENT FEATURES

Figures in millions		Total Mine Operations	Total Mine Operations	South Africa Region	West Africa Region				South America Region
unless otherwise stated		Including	Excluding		Ghana				Peru
		Equity accounted Joint Venture	Equity accounted Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona
Operating Results	Dec 2019	10,519	9,861	563	5,254	3,426	1,171	657	1,722
Ore milled/treated°	Sept 2019	9,850	9,202	563	5,242	3,437	1,158	648	1,648
(000 tonnes)	Dec 2018	8,571	8,014	159	4,986	3,457	972	557	1,602

Yield	Dec 2019	1.8	1.8	3.8	1.2	1.1	1.2	1.4	1.3
(grams per tonne)	Sept 2019	1.8	1.7	3.4	1.2	1.2	1.3	1.3	1.2
	Dec 2018	1.8	1.8	2.1	1.2	1.2	1.3	1.5	1.8

Gold produced	Dec 2019	607.3	577.6	69.4	197.5	120.9	46.9	29.8	70.8
(000 managed equivalent ounces)	Sept 2019	540.7	512.6	61.0	205.1	127.3	49.7	28.1	64.8
	Dec 2018	526.5	499.6	11.0	200.9	134.0	40.0	26.9	93.2

Gold sold	Dec 2019	610.9	581.2	73.5	197.5	120.9	46.9	29.7	74.8
(000 managed equivalent ounces)	Sept 2019	523.2	494.9	58.4	205.4	127.3	49.7	28.4	65.6
	Dec 2018	524.9	497.1	16.3	201.9	134.0	40.0	27.8	87.4

Cost of sales before amortisation	Dec 2019	(402.2)	(377.9)	(60.7)	(148.2)	(75.6)	(48.4)	(24.2)	(42.1)
and depreciation	Sept 2019	(374.8)	(350.7)	(64.2)	(141.2)	(82.7)	(34.5)	(24.0)	(39.3)
(million)	Dec 2018	(372.3)	(348.4)	(52.0)	(139.1)	(82.6)	(32.6)	(23.9)	(38.4)

Cost of sales before gold inventory	Dec 2019	39	39	107	27	21	39	38	27
change and amortisation and	Sept 2019	46	44	120	28	25	34	32	25
depreciation (dollar per tonne)	Dec 2018	43	43	267	30	25	40	46	27

Sustaining capital	Dec 2019	(121.0)	(118.9)	(7.6)	(32.1)	(30.1)	0.1	(2.1)&	(24.2)
(million) (original interpretation)	Sept 2019	(114.4)	(109.5)	(8.0)	(33.9)	(27.1)	(1.9)	(4.9)&	(15.5)
	Dec 2018	(134.2)	(129.8)	(10.8)	(42.1)	(34.2)	(3.4)	(4.4)	(12.6)

Non-sustaining capital	Dec 2019	(10.3)	(7.7)	—	(10.3)	—	(7.7)	(2.6)	—
(million) (original interpretation)	Sept 2019	(20.6)	(19.5)	—	(18.2)#	—	(17.1)#	(1.1)	—
	Dec 2018	(33.5)	(29.0)	(1.3)	(32.3)#	—	(27.7)#	(4.5)	—

Total capital expenditure	Dec 2019	(131.4)	(126.7)	(7.6)	(42.4)	(30.1)	(7.6)	(4.7)	(24.2)
(million)	Sept 2019	(134.8)	(128.8)	(8.0)	(52.1)	(27.1)	(18.9)	(6.1)	(15.5)
	Dec 2018	(167.7)	(158.8)	(12.1)	(74.2)	(34.2)	(31.1)	(8.9)	(12.6)

All-in-sustaining costs	Dec 2019	912	909	932	1,024	989	1,149	969	628
(dollar per ounce) original	Sept 2019	1,011	1,000	1,258	967	969	842	1,179	698
interpretation	Dec 2018	1,009	1,003	3,906	951	924	937	1,105	252

All-in-sustaining costs	Dec 2019	854	847	932	1,024	989	1,149	969	412
(dollar per ounce) revised	Sept 2019	940	925	1,258	967	969	842	1,179	604
interpretation	Dec 2018	—	—	—	—	—	—	—	—

Total all-in-cost	Dec 2019	932	923	932	1,082	989	1,313	1,094	628
(dollar per ounce)	Sept 2019	1,057	1,042	1,258	1,067	969	1,185	1,301	698
	Dec 2018	1,076	1,064	3,986	1,105	924	1,601	1,266	252

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results	Dec 2019	2,980	1,145	338	471	1,026	2,980	1,145	338	471	1,026	563
Ore milled/treated°	Sept 2019	2,396	1,070	307	464	555	2,396	1,070	307	464	555	563
(000 tonnes)	Dec 2018	1,824	1,081	280	463	—	1,824	1,081	280	463	—	159

Yield	Dec 2019	2.8	2.9	5.1	4.7	1.1	2.8	2.9	5.1	4.7	1.1	3.8
(grams per tonne)	Sept 2019	2.7	2.2	5.1	4.7	0.8	2.7	2.2	5.1	4.7	0.8	3.4
	Dec 2018	3.8	2.5	6.9	4.8	—	3.8	2.5	6.9	4.8	—	2.1

Gold produced	Dec 2019	269.6	107.8	55.7	71.1	35.0	269.6	107.8	55.7	71.1	35.0	2,159
(000 managed equivalent ounces)	Sept 2019	209.8	75.2	50.4	69.7	14.6	209.8	75.2	50.4	69.7	14.6	1,897
	Dec 2018	221.3	87.9	62.4	71.0	—	221.3	87.9	62.4	71.0	—	343

Gold sold	Dec 2019	265.2	101.9	58.4	71.1	33.7	265.2	101.9	58.4	71.1	33.7	2,286
(000 managed equivalent ounces)	Sept 2019	193.7	78.2	45.7	69.8	—	193.7	78.2	45.7	69.8	—	1,818
	Dec 2018	219.3	87.9	60.2	71.2	—	219.3	87.9	60.2	71.2	—	508

Cost of sales before amortisation	Dec 2019	(151.2)	(53.1)	(44.2)	(40.2)	(13.7)	(221.0)	(77.9)	(64.6)	(58.8)	(19.7)	(897.3)
and depreciation	Sept 2019	(130.1)	(53.2)	(36.2)	(40.7)	—	(189.6)	(77.6)	(52.8)	(59.2)	—	(936.5)
(million)	Dec 2018	(142.8)	(60.1)	(39.2)	(43.5)	—	(198.1)	(82.8)	(54.7)	(60.6)	—	(762.7)

Cost of sales before gold inventory	Dec 2019	55	54	124	83	19	80	79	182	122	27	1,581
change and amortisation and	Sept 2019	78	57	140	88	—	114	82	203	127	—	1,742
depreciation (dollar per tonne)	Dec 2018	73	45	146	94	—	101	62	203	130	—	4,797

Sustaining capital	Dec 2019	(57.2)	(23.8)	(6.2)	(22.0)	(5.2)	(83.9)	(34.9)	(9.5)	(32.1)	(7.5)	(112.1)
(million)	Sept 2019	(56.8)	(23.8)	(15.3)	(17.7)	—	(82.9)	(34.6)	(22.5)	(25.8)	—	(117.1)
(original interpretation)	Dec 2018	(68.7)	(33.8)	(19.7)	(15.3)	—	(95.9)	(46.9)	(27.4)	(21.6)	—	(152.7)

Non-sustaining capital	Dec 2019	—	—	—	—	—	—	—	—	—	—	—
(million)	Sept 2019	(2.5)	—	—	—	(2.5)	(3.7)	—	—	—	(3.7)	—
(original interpretation)	Dec 2018	—	—	—	—	—	—	—	—	—	—	(24.0)

Total capital expenditure	Dec 2019	(57.2)	(23.8)	(6.2)	(22.0)	(5.2)	(76.5)	(34.9)	(9.5)	(32.1)	(7.5)	(112.1)
(million)	Sept 2019	(59.2)	(23.8)	(15.3)	(17.7)	(2.5)	(86.7)	(34.6)	(22.5)	(25.8)	(3.7)	(117.1)
	Dec 2018	(68.7)	(33.8)	(19.7)	(15.3)	—	(95.9)	(46.9)	(27.4)	(21.6)	—	(176.7)

All-in-sustaining costs	Dec 2019	868	817	943	966	683	1,268	1,197	1,385	1,411	983	443,563
(dollar per ounce) original	Sept 2019	1,041	1,050	1,200	927	—	1,519	1,533	1,756	1,347	—	588,855
interpretation	Dec 2018	1,003	1,109	1,013	862	—	1,393	1,533	1,413	1,204	—	1,834,112

All-in-sustaining costs	Dec 2019	775	702	939	787	683	1,131	1,028	1,374	1,150	983	443,563
(dollar per ounce) revised	Sept 2019	878	873	1,061	763	—	1,280	1,275	1,548	1,109	—	588,855
interpretation	Dec 2018	—	—	—	—	—	—	—	—	—	—	—

Total all-in-cost	Dec 2019	868	817	943	966	684	1,269	1,197	1,385	1,411	983	443,563
(dollar per ounce)	Sept 2019	1,054 °	1,050	1,200	927	—	1,538 °	1,533	1,756	1,347	—	588,855
	Dec 2018	1,003	1,109	1,013	862	—	1,393	1,533	1,413	1,204	—	1,881,395

Average exchange rates were US$1 = R14.78, US$1 = R14.63 and US$1 = R14.27 for the December 2019, September 2019 and December 2018 quarters, respectively. The Australian/US Dollar exchange rates were A$1 = US$0.68, A$1 = US$0.69 and A$1 = US$0.72 for the December 2019, September 2019 and December 2018 quarters, respectively.

Figures may not add as they are rounded independently.

#	Relates to non-sustaining capital expenditure for Damang re-investment project.
*	Equity accounted Joint Venture.
&	Includes Gold Fields 45% share of deferred stripping of US$0.2m and US$4.6m (100% basis US$0.4m and US$10.3m) for the December 2019 and September 2019 quarters, respectively.
°	Includes Gruyere capital expenditure with no ounces sold reported due to commercial levels of production not achieved until the end of September 2019.

19	Gold Fields 2019 RESULTS

UNDERGROUND AND SURFACE

		Total Mine Operatins including Equity	South Africa		West Africa Region			South America Region	Australia Region
		accounted	Region	Ghana				Peru	Australia
Figures in millions unless otherwise stated		Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)*	Dec 2019 Sept 2019	1,452 1,441	302 328	— —	— —	— —	— —	— —	1,150 1,113	380 302	333 360	437 451	— —
– underground ore	Dec 2018	1,144	62	—	—	—	—	—	1,082	323	297	462	—

	Dec 2019	528	14	—	—	—	—	—	514	237	118	158	—
– underground waste	Sept 2019	572	11	—	—	—	—	—	561	225	161	175	—
	Dec 2018	17	17	—	—	—	—	—	—	—	—	—	—

	Dec 2019	9,253	—	4,966	3,351	983	633	2,273	2,014	919	—	—	1,095
– surface ore	Sept 2019	9,403	—	5,163	3,666	1,000	497	2,070	2,170	1,115	—	—	1,055
	Dec 2018	8,113	—	6,005	3,963	1,427	616	1,819	289	289	—	—	—

	Dec 2019	11,233	317	4,966	3,351	983	633	2,273	3,677	1,536	451	595	1,095
– total	Sept 2019	11,416	339	5,163	3,666	1,000	497	2,070	3,844	1,642	521	626	1,055
	Dec 2018	9,274	79	6,005	3,963	1,427	616	1,819	1,371	611	297	462	—

Grade mined (grams per tonne)	Dec 2019 Sept 2019	5.3 4.9	6.5 5.7	— —	— —	— —	— —	— —	5.0 4.7	4.3 3.9	5.7 4.9	5.2 5.1	— —
– underground ore	Dec 2018	5.2	4.7	—	—	—	—	—	5.1	3.8	6.5	5.2	—

	Dec 2019	1.3	—	1.3	1.2	1.6	1.6	1.0	1.5	2.1	—	—	0.9
– surface ore	Sept 2019	1.2	—	1.3	1.2	1.6	1.5	1.0	1.2	1.6	—	—	0.9
	Dec 2018	1.4	—	1.2	1.2	1.5	1.5	1.4	1.4	1.4	—	—	—

	Dec 2019	1.7	6.2	1.3	1.2	1.6	1.6	1.0	2.8	2.8	5.7	5.2	0.9
– total	Sept 2019	1.6	5.5	1.3	1.2	1.6	1.5	1.0	2.4	2.1	4.9	5.1	0.9
	Dec 2018	1.9	3.8	1.2	1.2	1.5	1.5	1.4	4.3	2.7	6.5	5.2	—

Gold mined (000 ounces)*	Dec 2019 Sept 2019	249.6 229.0	63.6 60.2	— —	— —	— —	— —	— —	186.0 168.8	52.8 37.8	60.9 56.7	72.4 74.3	— —
– underground ore	Dec 2018	186.6	9.0	—	—	—	—	—	177.6	39.1	62.0	76.5	—

	Dec 2019	381.3	—	213.4	130.5	49.7	33.2	72.6	95.3	62.8	—	—	32.5
– surface ore	Sept 2019	371.3	—	217.8	143.1	51.3	23.5	66.8	86.7	56.9	—	—	29.8
	Dec 2018	347.6	0.3	255.3	157.2	68.8	29.3	79.0	13.1	13.1	—	—	—

	Dec 2019	630.9	63.6	213.4	130.5	49.7	33.2	72.6	281.3	115.6	60.9	72.4	32.5
– total	Sept 2019	600.3	60.2	217.8	143.1	51.3	23.5	66.8	255.5	94.7	56.7	74.3	29.8
	Dec 2018	534.2	9.3	255.3	157.2	68.8	29.3	79.0	190.7	52.2	62.0	76.5	—

Ore milled/treated (000 tonnes)	Dec 2019 Sept 2019	1,545 1,458	342 321	— —	— —	— —	— —	— —	1,203 1,137	393 366	338 307	471 464	— —
– underground ore	Dec 2018	1,096	63	—	—	—	—	—	1,033	289	280	463	—
	Dec 2019	2	2	—	—	—	—	—	—	—	—	—	—
– underground waste	Sept 2019	7	7	—	—	—	—	—	—	—	—	—	—
	Dec 2018	26	26	—	—	—	—	—	—	—	—	—	—

	Dec 2019	8,972	219	5,254	3,426	1,171	657	1,722	1,777	752	—	—	1,026
– surface ore	Sept 2019	8,384	234	5,242	3,437	1,158	648	1,648	1,259	704	—	—	555
	Dec 2018	7,449	70	4,986	3,457	972	557	1,602	792	792	—	—	—

	Dec 2019	10,519	563	5,254	3,426	1,171	657	1,722	2,980	1,145	338	471	1,026
– total	Sept 2019	9,850	563	5,242	3,437	1,158	648	1,648	2,396	1,070	307	464	555
	Dec 2018	8,571	159	4,986	3,457	972	557	1,602	1,825	1,081	280	463	—

Yield (grams per tonne)	Dec 2019 Sept 2019	5.0 4.7	6.2 5.8	— —	— —	— —	— —	— —	4.6 4.4	4.1 3.3	5.1 5.1	4.7 4.7	— —
– underground ore	Dec 2018	5.1	5.3	—	—	—	—	—	5.0	3.6	7.0	4.9	—

	Dec 2019	1.2	0.1	1.2	1.1	1.2	1.4	1.3	1.6	2.3	—	—	1.1
– surface ore	Sept 2019	1.2	0.2	1.2	1.2	1.3	1.3	1.2	1.2	1.6	—	—	0.8
	Dec 2018	1.3	0.1	1.2	1.2	1.3	1.5	1.8	2.1	2.1	—	—	—

	Dec 2019	1.8	3.8	1.2	1.1	1.2	1.4	1.3	2.8	2.9	5.1	4.7	1.1
– combined	Sept 2019	1.7	3.4	1.2	1.2	1.3	1.3	1.2	2.7	2.2	5.1	4.7	0.8
	Dec 2018	1.8	2.1	1.2	1.2	1.3	1.5	1.8	3.8	2.5	6.9	4.8	—

Gold produced (000 ounces)	Dec 2019 Sept 2019	247.3 219.2	68.7 59.7	— —	— —	— —	— —	— —	178.6 159.5	51.8 39.4	55.7 50.4	71.1 69.7	— —
– underground ore	Dec 2018	177.7	10.7	—	—	—	—	—	167.0	33.6	62.4	71.0	—

	Dec 2019	360.0	0.7	197.5	120.9	46.9	29.8	70.8	91.1	56.1	—	—	35.0
– surface ore	Sept 2019	321.5	1.3	205.1	127.3	49.7	28.1	64.8	50.3	35.7	—	—	14.6
	Dec 2018	348.8	0.3	200.9	134.0	40.0	26.9	93.2	54.3	54.3	—	—	—

	Dec 2019	607.3	69.4	197.5	120.9	46.9	29.8	70.8	269.6	107.8	55.7	71.1	35.0
– total	Sept 2019	540.7	61.0	205.1	127.3	49.7	28.1	64.8	209.8	75.2	50.4	69.7	14.6
	Dec 2018	526.5	11.0	200.9	134.0	40.0	26.9	93.2	221.3	87.9	62.4	71.0	—
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	Dec 2019 Sept 2019	113 125	174 204	— —	— —	— —	— —	— —	96 103	86 90	124 140	83 88	— —
– underground	Dec 2018	132	476	—	—	—	—	—	99	64	146	94	—

	Dec 2019	26	2	27	21	39	38	27	27	38	—	—	19
– surface	Sept 2019	28	2	29	25	34	35	25	39	39	—	—	—
	Dec 2018	30	3	30	25	40	46	27	37	37	—	—	—

	Dec 2019	39	107	27	21	39	38	27	55	54	124	83	19
– total	Sept 2019	43	120	29	25	34	35	25	78	57	140	88	—
	Dec 2018	43	267	30	25	40	46	27	73	45	146	94	—

*	Excludes surface material at South Deep.

Gold Fields 2019 RESULTS	20

Review of Operations

Year ended December 2019 compared with year ended December 2018

South Africa region

South Deep

				Year ended
			Dec 2019	Dec 2018	% Variance
Ore mined	000 tonnes		1,060	836	27%
Waste mined	000 tonnes		77	200	(61)%
Total tonnes mined	000 tonnes		1,138	1,036	10%
Grade mined – underground reef	g/t		6.17	6.04	10%
Grade mined –underground total	g/t		5.75	4.87	18%
Gold mined	000’oz		210.4	162.3	30%
	kg		6,546	5,048	30%
Destress	m	[2]	26,606	18,793	42%
Development	m		4,412	5,047	(13)%
Secondary
support*	m		9,670	9,312	4%
Backfill	m	[3]	426,338	241,334	77%
Tonnes milled Yield – underground reef	000 tonnes g/t		1,666 6.21	1,320 5.85	26	% 6%
Surface yield	g/t		0.16	0.14	14%
Total yield	g/t		4.15	3.70	12%
Gold produced	000’oz		222.1	157.1	41%
	kg		6,907	4,885	41%
Gold sold	000’oz		222.1	167.8	32%
	kg		6,907	5,220	32%
AISC – original
interpretation	R/kg		585,482	807,688	(28)%
	US$/ oz		1,259	1,903	(34)%
AISC – revised interpretation guidance (WGC November 2018)	R/kg		585,482	—	—
	US$/ oz		1,259	—	—
AIC	R/kg		585,482	854,049	(31)%
	US$/ oz		1,259	2,012	(37)%
Sustaining capital expenditure	Rm		479.1	528.0	(9)%
	US$m		33.1	40.0	(17)%
Non-sustaining capital expenditure	Rm		—	242.0	(100)%
	US$m		—	18.3	(100)%
Total capital expenditure	Rm		479.1	769.9	(38)%
	US$m		33.1	58.3	(43)%
Net cash flow	Rm		221.2	(1,923.2)	112%
	US$m		15.3	(145.7)	111%

*	Secondary support figures excludes shotcrete.

Gold production increased by 41% to 6,907 kilograms (222,100 ounces) in 2019 from 4,885 kilograms (157,000 ounces) in 2018 exceeding guidance of 6,000 kilograms (193,000 ounces). The increased gold production resulted from an increase in both volume and grade mined. The current mine (95 level and above) contributed 40% of the ore tonnes in 2019 (55% in 2018), while the New Mine (North of Wrench) contributed 60% (45% in 2018).

Capital expenditure decreased by 38% to R479 million (US$33 million) in 2019 from R770 million (US$58 million) in 2018, driven by the decrease in non-sustaining capital expenditure, which was communicated as part of the restructuring at the end of 2018 with the temporary suspension of New Mine development in 2019.

Sustaining capital expenditure decreased by 9% to R479 million (US$33 million) in 2019 from R528 million (US$40 million) in 2018 mainly due to lower spend on underground fleet and shaft infrastructure upgrade projects, of which the bulk was completed in 2018. Non-sustaining capital expenditure decreased by 100% to Rnil (US$nil) in 2019 from R242 million (US$18 million) in 2018 due to the temporary suspension of New Mine development activities.

All-in sustaining costs decreased by 28% to R585,482/kg (US$1,259/oz) in 2019 from R807,688/kg (US$1,903/oz) in 2018 mainly due to higher gold sold, lower sustaining capital expenditure and lower cost of sales before amortisation and depreciation.

Total all-in cost decreased by 31% to R585,482/kg (US$1,259/oz) in 2019 from R854,049/kg (US$2,012/oz) in 2018 due to the same reasons as above, together with the temporary postponement of non-sustaining capital. All-in costs were 4% below guidance of R610,000/kg (US$1,394/oz).

South Deep demonstrated a remarkable improvement in most production metrics, resulting from a culmination of initiatives driving organisational culture, systems, processes, technical improvements and foundational work conducted in 2018. The improvement process has focused on:

•	Enabling Visible Felt Leadership (PVFL);

•	Reinvigorating our leadership system;

•	Improving face time;

•	Improving effectiveness of face time;

•	Driving enabling logistics; and

•	Implementing of innovation and technology.

Development decreased by 13% to 4,412 metres in 2019 from 5,047 metres in 2018, due to a 96% decrease in New Mine capital development to 41 metres in 2019 from 988 metres in 2018. The decrease in New Mine development metres was partially offset by an increase in on-reef development. The decrease in New Mine development was once again communicated as part of South Deep’s turnaround strategy. This development will be restarted in H2 2020 and accelerated in order to open up new mining areas for the production build-up.

Destress square metres mined increased by 42% to 26,606 square metres in 2019 from 18,793 square metres in 2018. Longhole stoping volumes mined increased by 36% to 631,281 tonnes in 2019 from 463,348 tonnes in 2018, as a result of improved stope availability, equipment productivity and extraction quality.

A record volume (426,338m3) of backfill was placed in 2019. Coupled with this achievement, there has been a significant reduction of backfill backlog and an improvement in stope turnaround time to an average of 4.9 months in 2019 from 7.8 months in 2018. Significant enhancements have also been made to both quality and process controls which have underpinned the achievement.

21	Gold Fields 2019 RESULTS

The mine’s overall productivity improved to 33.4 tonnes per employee costed in 2019 from 21.7 tonnes per employee costed in 2018.

South Deep generated net cash of R221m (US$15m) in 2019 compared to an outflow of R1,923m (US$146m) in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 8,000kg (257,000 ounces) of which 200,000 ounces of gold were hedged at an average price of R670,700/kg;

•	Destress square metres ~ 44,000 square metres;

•	Development metres ~ 8,040 metres (including ~ 1,098 metres from New Mine Development, 2,894 metres from Normal development and 4,048 metres from Destress);

•	Sustaining capital expenditure ~ R775 million (US$53 million);

•	Non-sustaining capital expenditure ~ R220 million (US$15 million);

•	All-in sustaining costs ~ R598,000/kg (US$1,283/oz); and

•	Total all-in cost ~ R625,000/kg (US$1,340/oz).

As communicated with the restructuring announcement at the end of 2018, capital expenditure was purposefully cut back in 2019 to focus the team on improving short-term metrics. The increase in capital expenditure in 2020 compared to 2019 is a result of capital returning to normalised levels.

West Africa region

Ghana*

			Year ended
		Dec	Dec	%
		2019	2018	Variance
Gold produced	000’oz	840.4	750.2	12%
AISC – original interpretation	US$/oz	942	926	2%
AISC – revised interpretation guidance (WGC
November 2018)	US$/oz	942	—	—
AIC	US$/oz	1,039	1,098	(5)%
Net cash flow	US$m	173.8	44.5	291%

*	2018 includes Asanko for five months.

Total managed production increased by 12% to 840koz in 2019 from 750koz in 2018, driven by the build-up in production at Damang and the inclusion of a full 12 months’ worth of production from Asanko (2018 only included Asanko production for five months from 1 August 2018).

All-in sustaining costs increased by 2% to US$942/oz in 2019 from US$926/oz in 2018 while all-in costs decreased by 5% to US$1,039/oz in 2019 from US$1,098/oz in 2018 as the project capital at Damang rolled off.

The region produced net cash flow of US$174m in 2019 compared to US$45m in 2018.

Tarkwa

			Year ended
		Dec	Dec	%
		2019	2018	Variance
Ore mined	000 tonnes	15,029	14,176	6%
Waste mined	000 tonnes	77,494	75,471	3%
Total tonnes mined	000 tonnes	92,523	89,647	3%
Grade mined	g/t	1.23	1.26	(2)%
Gold mined	000’oz	594.4	572.1	4%
Strip ratio		5.2	5.3	(2)%
Tonnes milled	000 tonnes	13,749	13,791	0%
Yield	g/t	1.17	1.18	0%
Gold produced	000’oz	519.1	524.9	(1)%
Gold sold	000’oz	519.1	524.9	(1)%
AISC – original interpretation	US$/oz	958	951	1%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	958	—	—
AIC	US$/oz	958	951	1%
Sustaining capital expenditure	US$m	125.5	156.1	(20)%
Non-sustaining capital expenditure	US$m	—	—	0%
Total capital expenditure	US$m	125.5	156.1	(20)%
Net cash flow	US$m	150.0	112.1	34%

Gold production decreased by 1% to 519,100 ounces in 2019 from 524,900 ounces in 2018 but was 1% ahead of guidance of 514,000 ounces. All-in sustaining costs and total all-in cost increased by 1% to US$958/oz in 2019 from US$951/oz in 2018 due to lower gold sold, partially offset by lower capital expenditure and were 1% higher than guidance of US$949/oz.

Tarkwa generated net cash flow of US$150m in 2019 compared to US$112m in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 510,000 ounces;

•	Capital expenditure ~ US$150 million;

•	All-in sustaining costs ~ US$970/oz; and

•	Total all-in cost ~ US$970/oz.

Gold Fields 2019 RESULTS	22

Damang

			Year ended
		Dec	Dec	%
		2019	2018	Variance
Ore mined	000 tonnes	4,680	4,495	4%
Waste mined	000 tonnes	29,418	41,442	(29)%
Total tonnes mined	000 tonnes	34,098	45,937	(26)%
Grade mined	g/t	1.58	1.68	(6)%
Gold mined	000’oz	237.9	242.3	(2)%
Strip ratio		6.3	9.2	(32)%
Tonnes milled	000 tonnes	4,645	4,205	10%
Total yield	g/t	1.40	1.34	4%
Gold produced	000’oz	208.4	180.8	15%
Gold sold	000’oz	208.4	180.8	15%
AISC – original interpretation	US$/oz	809	813	(1)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	809	—	—
AIC	US$/oz	1,147	1,506	(24)%
Sustaining capital expenditure	US$m	5.8	13.5	(57)%
Non-sustaining capital expenditure	US$m	70.5	125.0	(44)%
Total capital expenditure	US$m	76.3	138.5	(45)%
Net cash flow	US$m	23.8	(67.6)	135%

Gold production increased by 15% to 208,400 ounces in 2019 from 180,800 ounces in 2018 mainly due to higher head grade and tonnes treated. This was 4% lower than guidance of 218,000 ounces.

During H2 2019, production was impacted by a negative grade reconciliation as the mine transitioned through the Huni sandstone lithology which exhibited more variable grades than anticipated. The transition through the Huni sandstones will continue during H1 2020 and be completed by mid-year, at which point mining will occur in the higher (and more consistent) grade Tarkwa phyllites. The Huni sandstones make up less than 5% of reserves, the bulk of which will be mined by the end of 2020.

All-in sustaining cost decreased slightly to US$809/oz in 2019 from US$813/oz in 2018 due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation.

All-in cost decreased by 24% to US$1,147/oz in 2019 from US$1,506/oz in 2018 due to higher gold sold and lower non-sustaining capital.

Total capital expenditure decreased by 45% to US$76 million in 2019 from US$139 million in 2018 due to lower capital waste tonnes mined. Operational waste tonnes mined increased 56% to 12.2mt and capital waste tonnes mined decreased 49% to 17.2mt in 2019. Non-sustaining capital expenditure decreased by 44% to US$71 million in 2019 from US$125 million in 2018, in line with the Damang reinvestment project (DRP) schedule.

Sustaining capital expenditure decreased by 57% to US$6m in 2019 from US$14m in 2018 mainly due to the installation of a new SAG mill shell and other engineering projects undertaken in 2018.

At the end of the December 2019 quarter, 36 months into the Damang reinvestment project (DRP), total material mined amounted to 120 million tonnes, 17% ahead of the project schedule. Gold produced for the same period was 532,800 ounces, 17% above the DRP plan of 456,460 ounces. Project capital spent as at 31 December 2019 was US$347 million versus the DRP budget of US$313 million, largely driven by the additional capital waste tonnes mined.

Damang generated net cash flow of US$24m in 2019 compared to a cash outflow of US$68m in 2018. This is the first year of positive free cash since the start of the reinvestment.

Guidance

The estimate for 2020 is as follows:

• Gold produced ~ 215,000 ounces;

• Sustaining capital expenditure ~ US$8 million;

• Growth capital expenditure ~ US$10 million;

• All-in sustaining costs ~ US$990/oz; and

• Total all-in cost ~ US$1,030/oz.

Given the fact that Damang will continue to mine the Huni sandstone lithology during H1 2020 before reaching the higher grade Tarkwa phyllites around mid-year, mined grade is expected to be lower in H1 2020 before improving in H2 2020. Gold production will thus be lower in the first half of the year relative to the second half. This will have a negative impact on AISC and AIC which are expected to be elevated in H1 2020 before decreasing significantly in the second half of the year. This is line with the DRP.

Asanko (Equity accounted Joint Venture)

			Year ended
			5 months
		Dec	ended	%
		2019	Dec 2018	Variance
Ore mined	000 tonnes	5,071	2,500	103%
Waste mined	000 tonnes	25,719	14,400	79%
Total tonnes mined	000 tonnes	30,791	16,900	82%
Grade mined	g/t	1.52	1.48	3%
Gold mined	000’oz	248	119	108%
Tonnes milled	000 tonnes	5,498	2,100	162%
Total yield	g/t	1.42	1.50	(5)%
Gold produced	000’oz	251.0	98.9	154%
Gold sold	000’oz	248.9	102.1	144%
AISC – original interpretation	US$/oz	1,112	1,069	4%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,112	—	—
AIC	US$/oz	1,214	1,175	3%
Sustaining capital expenditure	US$m	43.5	18.0	142%
Non-sustaining capital expenditure	US$m	16.1	11.0	46%
Total capital expenditure	US$m	59.6	29.0	106%

All figures in table 100% basis.

23	Gold Fields 2019 RESULTS

Asanko produced 251,000 ounces in 2019, of which 113,000 ounces was attributable to Gold Fields. This compares to the 44,500 ounces attributable to Gold Fields for the five months from August to December in 2018.

All-in sustaining cost increased 4% to US$1,112/oz in 2019 from US$1,069/oz in 2018 and all-in cost increased 3% to US$1,214/oz in 2019 from US$1,175/oz in 2018. A detailed cost and efficiency review was initiated by the JV partners during 2019. The review is ongoing and we will update the market once it has been completed.

On 28 November there was a pit wall failure on the west wall of the Nkran pit. All mining crews were vacated and the pit barricaded in advance of the slippage with no injuries or damage to equipment.

Asanko generated net cash of US$42m in 2019.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 255,000 ounces (100% basis);

•	Gold produced ~ 115,000 ounces (attributable);

•	All-in sustaining costs ~ US$1,000/oz; and

•	All-in costs ~ US$1,130/oz.

South America region

Peru

Cerro Corona

			Year ended
		Dec	Dec	%
		2019	2018	Variance
Ore mined	000 tonnes	8,024	6,854	17%
Waste mined	000 tonnes	14,317	14,922	(4)%
Total tonnes mined	000 tonnes	22,341	21,776	3%
Grade mined – gold	g/t	1.05	1.06	(1)%
Grade mined – copper	per cent	0.51	0.56	(10)%
Gold mined	000’oz	270.0	233.8	15%
Copper mined	tonnes	40,625	38,556	5%
Tonnes milled	000 tonnes	6,718	6,644	1%
Yield – Gold	g/t	0.75	0.73	3%
– Copper	per cent	0.49	0.50	(3)%
– Combined	eq g/t	1.35	1.47	(8)%
Gold produced	000’oz	156.2	149.9	4%
Copper produced	tonnes	31,318	31,965	(2)%
Total equivalent gold produced	eq oz	292.7	314.1	(7)%
Total equivalent gold sold	eq oz	296.9	299.1	(1)%
AISC – original interpretation	US$/oz	472	282	67%
AISC	US$/eq oz	810	699	16%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	381	—	0%
AISC	US$/eq oz	761	—	0%
AIC	US$/oz	472	282	67%
AIC	US$/eq oz	810	699	16%
Sustaining capital expenditure	US$m	56.3	33.2	70%
Non-sustaining capital expenditure	US$m	—	—	0%
Total capital expenditure	US$m	56.3	33.2	70%
Net cash flow	US$m	85.9	112.2	(23)%

*	Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 4% to 156,200 ounces in 2019 from 149,900 ounces in 2018, while copper production decreased by 2% to 31,300 tonnes in 2019 from 32,000 tonnes in 2018. Equivalent gold production decreased by 7% to 292,700 ounces in 2019 from 314,100 ounces in 2018, mainly due to the lower copper/gold price ratio. Equivalent gold production was slightly ahead of guidance for the year of 291koz.

All-in cost and all-in sustaining costs (original interpretation) increased by 67% to US$472/oz in 2019 from US$282/oz in 2018 but were 17% below guidance of US$566/oz. The year-on-year increase was mainly due to lower by-product credits, higher capital expenditures and higher operating costs. All-in sustaining costs and total all-in costs per equivalent ounce increased by 16% to US$810 per equivalent ounce in 2019 from US$699 per equivalent ounce in 2018 and were 1% higher than guidance of US$802 per equivalent ounce. The year-on-year increase was due to the same reasons as above and slightly lower equivalent ounces sold.

Gold Fields 2019 RESULTS	24

Capital expenditure increased by 70% to US$56 million in 2019 from US$33 million in 2018 due to higher expenditure resulting from the new waste storage facility construction and infrastructure relocation (access roads, blasting supplies warehouse, general warehouse, etc) expenses for the life extension plan.

Cerro Corona generated net cash of US$86m in 2019 compared to US$112m in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold equivalents produced ~ 275,000 ounces;

•	Gold produced ~ 158,000 ounces;

•	Copper tonnes produced ~ 27,493 tonnes;

•	Capital expenditure ~ US$55 million;

•	Copper price ~ US$5,730 per tonne;

•	Gold price ~ US$1,300 per ounce;

•	All-in sustaining costs ~ US$725/eq oz;

•	Total all-in cost ~ US$830/eq oz;

•	All-in sustaining costs ~ US$390/oz; and

•	Total all-in cost ~ US$575/oz.

Australia region

		Year ended
		Dec 2019	Dec 2018	% Variance
Gold produced	000’oz	914.3	886.4	3%
AISC – original interpretation	US$/oz	986	943	5%
	A$/oz	1,418	1,262	12%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	829	—	0%
	A$/oz	1,192	—	0%
AIC	US$/oz	986	943	5%
	A$/oz	1,418	1,262	12%
Net cash flow*	US$m	138.5	29.7	366%
	A$m	199.1	39.8	400%
Net cash flow
(excluding Gruyere growth capital)	US$m	205.4	192.2	7%
	A$m	295.3	257.3	15%

*	Includes Australia consolidated tax paid of A$74.7m (US$51.9m) in 2019 and A$124.1m (US$92.7m) in 2018, respectively.

Gold Fields’ Australian operations delivered another strong operational performance in 2019. Gold production increased by 3% to 914koz in 2019 from 886koz in 2018, mainly due to the inclusion of Gruyere production during H2 2019.

All-in cost (which included capital expenditure on Gruyere) and all-in-sustaining costs (original interpretation) increased by 12% to A$1,418/oz in 2019 from A$1,262/oz in 2018 due to lower ounces sold (part of Gruyere production for the year was capitalised) and higher cost of sales before amortisation and depreciation, partially offset by lower sustaining capital expenditure.

Capital expenditure decreased to A$458m (US$319m) from A$553m (US$413m) in 2018, with the completion of Gruyere.

The Australia region reported a net cash inflow of A$199m (US$139m) in 2019 which includes Gruyere growth capital of A$96m (US$67m) compared to A$40m (US$30m) in 2018 which includes A$218m (US$163m) cash outflow for Gruyere.

St Ives

		Year ended
		Dec 2019	Dec 2018	% Variance
Underground
Ore mined	000 tonnes	1,328	911	46%
Waste mined	000 tonnes	926	467	98%
Total tonnes mined	000 tonnes	2,254	1,379	64%
Grade mined	g/t	4.09	4.08	0%
Gold mined	000’oz	174.6	119.5	46%
Surface
Ore mined	000 tonnes	3,752	3,396	10%
Waste mined	000 tonnes	9,161	16,895	(46)%
Total tonnes mined	000 tonnes	12,913	20,290	(36)%
Grade mined	g/t	1.77	2.68	(34)%
Gold mined	000’oz	213.3	292.6	(27)%
Total ore – combined	000 tonnes	5,080	4,307	18%
Grade mined – combined	g/t	2.38	2.98	(20)%
Total tonnes – combined	000 tonnes	15,167	21,669	(30)%
Total gold mined	000’oz	387.9	412.0	(6)%
Tonnes milled	000’oz	4,466	4,250	5%
Yield – underground	g/t	3.82	3.85	(1)%
– surface	g/t	1.98	2.42	(18)%
– combined	g/t	2.58	2.69	(4)%
Gold produced	000’oz	370.6	366.9	1%
Gold sold	000’oz	363.3	367.0	(1)%
AISC – original interpretation	US$/oz	963	902	7%
	A$/oz	1,385	1,207	15%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	818	—	0%
	A$/oz	1,176	—	0%
AIC	US$/oz	963	902	7%
	A$/oz	1,385	1,207	15%
Sustaining capital expenditure	A$m	141.4	170.3	(17)%
	US$m	98.3	127.7	(23)%
Non-sustaining capital expenditure	A$m	—	—	0%
	US$m	—	—	0%
Total capital expenditure	A$m	141.4	170.3	(17)%
	US$m	98.3	127.7	(23)%
Net cash flow	A$m	158.2	164.1	(4)%
	US$m	110.0	122.6	(10)%

Gold production increased by 1% to 370,600 ounces in 2019 from 366,900 ounces in 2018 and was 2% ahead of guidance for the year of 362,000 ounces.

25	Gold Fields 2019 RESULTS

All-in cost and all-in sustaining costs (original interpretation) increased by 15% to A$1,385/oz (US$963/oz) in 2019 from A$1,207/oz (US$902/oz) in 2018 due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure. All-in cost were 3% above guidance of A$1,342/oz (US$1,007/oz).

The transition to underground mining continued at the Invincible complex during 2019. At the underground operations, ore mined increased by 46% to 1.33 million tonnes in 2019 from 0.91 million tonnes in 2018 with the new Invincible underground mine reaching steady state during the first half of 2019. Grade mined from underground was 4.09g/t in 2019 compared to 4.08g/t in 2018 and contained gold mined from underground increased by 46% to 174,600 ounces in 2019 from 119,500 ounces in 2018.

At the open pits total ore tonnes mined increased by 10% to 3.75 million tonnes in 2019 from 3.40 million tonnes in 2018 with increased ore production from Neptune stage 5 following the completion of pre-strip activities during the second half of 2019. Stage 6 of the Invincible open pit was mined out during 2019, bringing mining of the Invincible open pit to an end. Grade mined decreased by 34% to 1.77g/t in 2019 from 2.68g/t in 2018 mainly due to grades in Neptune stage 5 pit being lower than areas of Neptune mined in 2018, and grades in stage 6 at Invincible being lower than other stages. Contained gold mined from the open pits decreased by 27% to 213,300 ounces in 2019 from 292,600 ounces in 2018.

Capital expenditure decreased by 17% to A$141 million (US$98 million) in 2019 from A$170 million (US$127 million) in 2018 due to reduced pre-stripping of the open pits (A$19 million/ US$13 million) combined with lower spend on mining infrastructure in 2019 (A$9 million/US$6 million).

St Ives generated net cash flow of A$158 million (US$110 million) in 2019 compared to A$164 million (US$123 million) in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 360,000 ounces;

•	Sustaining capital expenditure ~ A$83 million (US$57 million);

•	Growth capital expenditure ~ A$22 million (US$15 million) ;

•	All-in sustaining costs ~ A$1,260 per ounce (US$870 per ounce); and

•	Total all-in cost ~ A$1,320 per ounce (US$910 per ounce). The decrease from 2019 is due to lower capital expenditure and increased grades. The decrease in capital expenditure is due to a decrease in capital development following the completion of the Hamlet and Neptune growth projects.

Agnew

		Year ended
		Dec 2019	Dec 2018	% Variance
Underground ore mined	000 tonnes	1,284	1,216	6%
Underground waste mined	000 tonnes	678	740	(8)%
Total tonnes mined	000 tonnes	1,961	1,955	—
Grade mined – underground	000 tonnes	5.71	6.49	(12)%
Gold mined	g/t	235.5	253.7	(7)%
Tonnes milled	000’oz	1,231	1,178	4%
Yield	000 tonnes	5.55	6.31	(12)%
Gold produced	000’oz	219.4	239.1	(8)%
Gold sold	000’oz	219.6	238.5	(8)%
AISC – original interpretation	US$/oz	1,152	1,026	12%
	A$/oz	1,656	1,374	21%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	967	—	0%
	A$/oz	1,391	—	0%
AIC	US$/oz	1,152	1,026	12%
	A$/oz	1,656	1,374	21%
Sustaining capital expenditure	A$m	109.5	97.5	12%
	US$m	76.1	73.1	4%
Non-sustaining capital expenditure	A$m	—	—	—
	US$m	—	—	—
Total capital expenditure	A$m	109.5	97.5	12%
	US$m	76.1	73.1	4%
Net cash flow	A$m	16.3	92.4	(82)%
	US$m	11.3	69.0	(84)%

Gold production decreased by 8% to 219,400 ounces in 2019 from 239,100 ounces in 2018 due to decreased grade of ore mined and processed. Grade mined decreased by 12% to 5.71g/t in 2019 from 6.49g/t in 2018 due to lower grades mined in establishing the Waroonga North area and the completion of mining in the high grade areas of the FBH lode at Waroonga early in 2019. Production was 1% below guidance of 221,000 ounces.

All-in cost and all-in-sustaining costs (original interpretation) increased by 21% to A$1,656/oz (US$1,152/oz) in 2019 from A$1,374/oz (US$1,026/oz) in 2018 due to a decrease in gold sold and an increase in cost of sales before amortisation and depreciation, as well as capital expenditure. All-in cost were 8% higher than guidance of A$1,538/oz (US$1,154/oz).

Capital expenditure increased by 12% to A$109 million (US$76 million) in 2019 from A$98 million (US$73 million) in 2018. Additional expenditure was incurred in 2019 to establish the new accommodation village with A$32 million spent on the village in 2019 compared to A$8 million in 2018. The additional expenditure was partially offset by lower capital development in 2019 following the completion of developing the Waroonga North complex early in the year (A$12 million/US$8 million).

Gold Fields 2019 RESULTS	26

In addition, Gold Fields signed a 10-year electricity supply agreement with global energy group, EDL, during 2019. In terms of the agreement, a A$112m investment will be made in a world-leading energy micro-grid combining wind, solar, gas and battery storage, which will result in over 50% of Agnew’s energy needs coming from renewable and low-carbon sources. The micro-grid will be owned and operated by EDL, who will incur the capital and recoup its investment via the electricity supply agreement with Agnew.

On 20 November 2019, EDL commissioned its 23MW power station that integrates solar with gas and diesel generation (4MW solar and 19MW from gas and diesel). The second stage of the project, which includes 18MW of wind generation, a 13MW battery and an advanced micro-grid control system, is currently under construction and due to be completed by mid-2020.

Agnew generated net cash flow of A$16 million (US$11 million) in 2019 compared to A$92 million (US$69 million) in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 225,000 ounces;

•	Sustaining capital expenditure ~ A$55 million (US$38 million);

•	Growth capital expenditure ~ A$20 million (US$14 million) ; The reduction in capital expenditure from 2019 is due to the completion of the accommodation village in 2019;

•	All-in sustaining costs ~ A$1,350/oz (US$930/oz); and

•	Total all-in cost ~ A$1,440/oz (US$995/oz).

Granny Smith

		Year ended
		Dec 2019	Dec 2018	% Variance
Underground ore mined	000 tonnes	1,712	1,755	(2)%
Underground waste mined	000 tonnes	631	567	11%
Total tonnes mined	000 tonnes	2,342	2,322	1%
Grade mined – underground	g/t	5.29	5.25	1%
Gold mined	000’oz	291.1	296.0	(2)%
Tonnes milled	000 tonnes	1,753	1,778	(1)%
Yield	g/t	4.88	4.90	(1)%
Gold produced	000’oz	274.8	280.4	(2)%
Gold sold	000’oz	274.8	280.5	(2)%
AISC – original interpretation	US$/oz	922	925	0%
	A$/oz	1,325	1,239	7%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	752	—	—
	A$/oz	1,081	—	—
AIC	US$/oz	922	925	—
	A$/oz	1,325	1,239	7%
Sustaining capital expenditure	A$m	103,845	105,421	(1)%
	US$m	72,224	79,066	(9)%
Non-sustaining capital expenditure	A$m	—	—	—
	US$m	—	—	—
Total capital expenditure	A$m	103.8	105.4	(1)%
	US$m	72.2	79.1	(9)%
Net cash flow	A$m	134.3	130.1	3%
	US$m	93.4	97.2	(4)%

Gold production decreased by 2% to 274,800 ounces in 2019 from 280,400 ounces in 2018 due to a decrease in tonnes mined and processed, but was 6% ahead of guidance of 260,000 ounces.

All-in cost and all-in sustaining costs (original interpretation) increased by 7% to A$1,325/oz (US$922/oz) in 2019 from A$1,239/oz (US$925/oz) in 2018 mainly due to a decrease in gold sold. All-in costs were 3% lower than guidance of A$1,370/oz (US$1,028/oz).

Granny Smith generated net cash flow of A$134 million (US$93 million) in 2019 compared to A$130 million (US$97 million) in 2018.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 265,000 ounces;

•	Sustaining capital expenditure ~ A$67 million (US$46 million);

•	Growth capital expenditure ~ A$43 million (US$30 million);

•	All-in sustaining costs ~ A$1,255/oz (US$865/oz); and

•	Total all-in cost ~ A$1,415/oz (US$975/oz). The increase from 2019 is due to an increase in operating costs together with a slight increase in capital. The increase in operating costs is driven by the increasing mining depth at Wallaby which requires the introduction of paste fill and increased ventilation.

Gruyere

		Year ended
		Dec 2019	Dec 2018	% Variance
Ore mined	000 tonnes	6,761	—	0%
Waste mined	000 tonnes	13,089	—	0%
Total tonnes mined	000 tonnes	19,850	—	0%
Grade mined – underground	g/t	0.87	—	0%
Gold mined	000’oz	189.2	—	0%
Tonnes milled	000 tonnes	3,278	—	0%
Yield	g/t	0.94	—	0%
Gold produced	000’oz	99.1	—	0%
Gold sold	000’oz	67.4	—	0%
AISC – original interpretation	US$/oz	915	—	0%
	A$/oz	1,316	—	0%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	915	—	0%
	A$/oz	1,316	—	0%
AIC	US$/oz	2,900	—	0%
	A$/oz	4,170	—	0%
Sustaining capital expenditure – 100% basis	A$m	15.1	—	0%
	US$m	10.6	—	0%
Non-sustaining capital expenditure – 100% basis	A$m	102.0	314.8	(68)%
	US$m	71.4	236.1	(70)%
Total capital expenditure – 100% basis	A$m	117.1	314.8	(63)%
	US$m	82.0	236.1	(65)%
Net cash flow	A$m	(79.5)	(217.6)	(63)%
	US$m	(55.3)	(162.5)	66%

Mine physicals in table on a 100% basis.

27	Gold Fields 2019 RESULTS

Gruyere commenced production during 2019, with first gold produced in June 2019 and sold in July 2019. Commercial levels of production were achieved at the end of September, with gold sold prior to this date being capitalised against the construction capital. Gruyere produced 99,000 ounces (100% basis) in 2019, hitting the upper end of the revised guidance (75,000 ounces – 100,000 ounces on a 100% basis).

Ore mined in 2019 was 6.8 million tonnes at a head grade of 0.87g/t. The mined grade includes additional ore above the cut-off grade but below the average life of mine grade identified during grade control drilling. This additional ore is within the existing pit shell and would otherwise be categorised as waste. This lower grade ore was stockpiled to preferentially process the high-grade ore.

The grade is increasing at depth as modeled, with mined grades lifting to an average grade of 1.21g/t mined during the month of December. Mined grade is expected to become more consistent as the mining front moves into fresh rock from Q2 2020.

Gold Fields portion of capital expenditure for 2019 was A$104 million (US$72 million), with the funds spent primarily on the completion of the Gruyere construction project and stripping activities at the Gruyere pit.

The Final Capital cost for the Gruyere construction is confirmed at A$610 million, below the Final Forecast Capital estimate of A$621 million (-2%/+2%), Gold Fields share being A$329 million.

All-in cost post commercial levels of production for the 3 months from September 2019 were A$983/oz (US$684/oz). AIC for the full year was A$4,170/oz (US$2,900/oz) compared to the revised guidance of A$4,450/oz.

Gruyere’s cash outflow of A$80 million (US$55 million) in 2019 compared to a cash outflow of A$218 million (US$163 million) in 2018. However, in Q4 post commercial levels of production were achieved, a cash inflow of A$31 million (US$21 million) was generated.

Guidance

The estimate for 2020 is as follows:

•	Gold produced ~ 270,000 ounces (100%);

•	Gold Fields share of production ~ 135,000 ounces;

•	Sustaining capital expenditure# ~ A$40 million (US$27 million);

•	Growth capital expenditure# ~ A$1 million (US$1 million);

•	All-in sustaining costs# ~ A$1,140/oz (US$785/oz); and

•	Total all-in cost# ~ A$1,150/oz (US$795/oz)

#	Gold Fields share only.

Corporate

Cash dividend

In line with the Company’s dividend policy, the Board has approved and declared a final dividend number 91 of 100 SA cents per ordinary share (gross) in respect of the year ended 31 December 2019. The final dividend will be subject to the Dividend Withholding Tax of 20%. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

•	The dividend has been declared out of income reserves;

•	The gross local dividend amount is 100 SA cents per ordinary share for shareholders exempt from dividends tax;

•	The Dividend Withholding Tax of 20% (twenty per centum) will be applicable to this dividend;

•	The net local dividend amount is 80 SA cents per ordinary share for shareholders liable to pay the dividends tax;

•	Gold Fields currently has 828,632,707 ordinary shares in issue; and

•	Gold Fields’ income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

•	Final dividend number 91: 100 SA cents per share

•	Last date to trade cum-dividend: Tuesday, 10 March 2020

•	Sterling and US Dollar conversion date: Wednesday, 11 March 2020

•	Shares commence trading ex-dividend: Wednesday, 11 March 2020

•	Record date: Friday, 13 March 2020

•	Payment of dividend: Monday, 16 March 2020.

Share certificates may not be dematerialised or rematerialised between Wednesday 11 March 2020 and Friday 13 March 2020, both dates inclusive.

Gold Fields ranked top SA mining company on the 2019 Dow Jones Sustainability Index

On 18 September 2019, Gold Fields was ranked the top South African mining company on the prestigious Dow Jones Sustainability Index (DJSI) database.

The 2019 scorecard shows that Gold Fields’ sustainability practices rank with the best of resources companies worldwide. Gold Fields is ranked 4th among around 61 mining companies assessed and the third best global gold company. Gold Fields is also an index component of the DJSI.

Gold Fields has participated in the DJSI assessment, which is carried out by investment firm RobecoSAM on behalf of the DJSI, since 2000. Launched in 1999, the DJSI ranks the performance of global sustainability leaders, through an annual assessment of the world’s 1,200 largest public companies.

The DJSI measures a range of management practices surrounding environmental, social and governance (ESG) issues. These include commitment to and reporting on health and safety, corporate governance, climate strategy, water related risks, human rights and social impacts on communities.

Gold Fields 2019 RESULTS	28

Release of Inaugural Task Force on Climate-related Financial Disclosures (TCFD) report

On 7 October 2019, Gold Fields published its first Task Force on Climate-related Financial Disclosures (TCFD) report to improve its disclosure to investors and other stakeholders of climate-related information.

The TCFD is a voluntary disclosure platform led by financial industry regulators and developed as a partnership between industry and users, including financial institutions, investors and stock exchanges. It seeks to develop voluntary, consistent climate-related financial risk disclosures.

Gold Fields became the second JSE-listed and first South African mining company to publicly commit to the TCFD last year. The report replaces our annual submission under the Carbon Disclosure Project (CDP).

The inaugural TCFD Report is based on 2018 data and will serve as a baseline for future reports by Gold Fields. Highlights of the report include:

•	Governance of climate-related risks, including integration of these risks with the company’s policies and strategies;

•	The climate-related risks faced by the company’s mines and projects in five countries and how these have been mitigated and adapted;

•	Gold Fields’ carbon emissions, related energy and water security and performance; and

•	Gold Fields’ increasing use of low-carbon and renewable energy at our operations.

The TCFD Report is published on the company’s website at www.goldfields.com.

Outlook for 2020

Attributable equivalent gold production for the Group for 2020 is expected to be between 2,275Moz and 2,315Moz. AISC is expected to be between US$920/oz and US$940/oz. AIC is planned to be between US$1,035/oz and US$1,055/oz. If we exclude expenditure on Salares Norte, AIC for the Group is expected to be between US$975/oz and US$995/oz.These expectations assume exchange rates of R/US$: 14.50 and A$/US$: 0.69.

Capital expenditure for the Group is planned at US$630m. Sustaining capital expenditure for the Group is planned at US$406m and growth capital expenditure is planned at US$224m. The US$224m growth capital expenditure comprises US$60m for the Australia region, US$10m for Damang, US$15m for South Deep, US$28m for Cerro Corona and US$111m for Salares Norte. Due to the revised WGC interpretation on AISC certain capital expenditure has been reclassified from sustaining capital to growth capital (primarily for Australia and Cerro Corona).The capital expenditure above excludes the Group’s share of Asanko’s total capital expenditure of US$34m for 2020.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 6.

29	Gold Fields 2019 RESULTS

Basis of preparation

The condensed consolidated financial statements as set out on pages 29 – 43 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements except for the adoption of IFRS 16 Leases (IFRS 16).

Pro forma financial information

The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute proforma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows.

The key non-IFRS measures used and defined in the media release include:

•	Normalised profit which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

•	Net debt (pre- and post-IFRS 16) which is calculated as borrowings plus the current portion of borrowings and lease liabilities less cash and cash equivalents). IFRS 16 net debt adjustments mainly comprise the long and short term portion of lease liabilities relating to the Genser power purchase agreement, Granny Smith power plant and Gruyere power plant and gas pipeline.

•	Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

Auditor’s review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2019 have been reviewed by the company’s auditor, PricewaterhouseCoopers Inc.

The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 49 of the media release for a copy of the auditor’s report.

The pro-forma financial information has been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant’s report thereon is available for inspection at the Company’s registered address.

Changes in significant accounting policies

The Group applied IFRS 16 initially on 1 January 2019, using the modified retrospective approach. The Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. This resulted in an additional lease liability of US$210 million. The Group elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 January 2019; and the Group applied the following practical expedients for IFRS 16:

•	Leases for which the underlying asset is of low value. Low value assets relate mainly to cellphones, computer equipment and photocopiers; and

•	Short-term leases.

For leases previously classified as finance leases the entity recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application.

The key judgements applied by the Group in applying IFRS 16, included the following:

•	Assessing whether an arrangement contains a lease;

•	Determining the discount rate; and

•	Determining the non-lease components of an arrangement that will be separated.

The Group recognised right-of-use assets and lease liabilities for its operating leases for the following material contracts, which relate mainly to the Australian and Ghanaian operations:

•	Power Purchase Agreements (PPAs);

•	Rental of gas pipelines;

•	Ore haulage and site services;

•	Transportation contracts;

•	Mining equipment hire; and

•	Property rentals.

The adoption of IFRS 16 affected all segments in the Group.

United States Dollars
US$m
Operating lease commitments	657.4
Reconciled as follows:
Non-lease elements[1]	(356.8)
Discounting	(91.0)

Lease liability	209.6

1

The operating lease commitments consist mainly of power purchase agreements entered into at Tarkwa, Damang, Granny Smith and Gruyere. Included in these amounts are payments for non-lease elements of the arrangement.

Gold Fields 2019 RESULTS	30

Identification of material weakness – relating to year-end cut-off

During the Company’s most recent fiscal year, management identified a material weakness in the internal control over financial reporting related to the recording of transactions between cost close (the date the general ledger was closed for reporting purposes) and calendar year end in the statement of cash flows. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The Company has concluded that its internal control over financial reporting was not effective as of 31 December 2018 and, accordingly, its disclosure controls and procedures were not effective as of 31 December 2018.

The control deficiencies were caused by an inadequate evaluation of the risk that transactions, including cash payments and receipts, could occur between the cost close date and 31 December which could have a material impact, both individually and in aggregate, on financial statement captions and disclosures. Consequently, Management failed to design and implement appropriate controls to address this risk. Management’s controls only focussed on transactions that occurred outside the normal course of business, and did not consider potentially material transactions that occurred in the normal course of business between the cost close and 31 December of the relevant years. The cost close dates were 21 December 2018 and 22 December 2017, respectively.

Remediation efforts

The deficiencies in Management’s internal control over financial reporting, which gave rise to the material weakness described above, have been remediated as of 31 December 2019. Management designed, implemented and tested specific controls to identify and account for material transactions in the normal course of business between cost close and calendar year end.

2018 Assessment of internal control

The Company’s report on internal control over financial reporting and consequently KPMG Inc.’s attestation report on Management’s assessment of the Company’s internal control over financial reporting as of 31 December 2018 can no longer be relied upon. The Company plans to file its Form 20-F for the fiscal year ended

31 December 2019 at which time the Company will include its assessment on internal control over financial reporting as of 31 December 2019.

Correction of immaterial error – relating to year-end cut-off

These deficiencies in internal control over financial reporting resulted in adjustments to a number of financial statement captions within the statements of financial position and cash flows. In order to assess the impact of the adjustments, the Company applied SEC Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the misstatements measured under each method in light of quantitative and qualitative factors.

Under SAB No 108, prior year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for such immaterial errors does not require previously issued or filed financial statements to be amended.

In accordance with SAB No 99 Materiality, the Company assessed the materiality of the adjustments and concluded that they were not material to any of the previously issued or filed financial statements taken as a whole.

The conclusions above in terms of SAB No 99 and No 108 are consistent with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, as well as principles of IFRS. As a result, the immaterial errors were corrected by revising each of the affected financial statement line items for prior periods (all unaffected financial statement line items, in the table below, have been grouped together as “other”).

No adjustments were made to the consolidated income statement, statement of changes in equity and statement of comprehensive income. The following tables summarise the impact on the Company’s consolidated financial statements.

i. Consolidated statement of financial position

	31 December 2018 US$m
	As previously reported	Adjustments	As restated
Cash and cash equivalents	399.7	(180.0)	219.7
Other current assets	521.4	(14.6)	506.8
Other	5,183.2	—	5,183.2
Total assets	6,104.3	(194.6)	5,909.7
Borrowings	1,925.3	(111.0)	1,814.3
Current portion of borrowings	86.3	6.2	92.5
Other current liabilities	520.7	(89.8)	430.9
Other	865.1	—	865.1
Total liabilities	3,397.4	(194.6)	3,202.8
Total equity	2,706.9	—	2,706.9
Net debt	1,611.9	75.2	1,687.1
Adjusted EBITDA	1,111.6	—	1,111.6
Net debt to adjusted
EBITDA	1.45		1.52

31	Gold Fields 2019 RESULTS

	31 December 2017
		US$m
	As
	previously		As
	reported	Adjustments	restated
Cash and cash equivalents	479.0	(85.2)	393.8
Other current assets	595.4	(30.1)	565.3
Other	5,545.7	—	5,545.7
Total assets	6,620.1	(115.3)	6,504.8
Borrowings	1,587.9	—	1,587.9
Current portion of borrowings	193.6	0.9	194.5
Other current liabilities	660.4	(116.2)	544.2
Other	775.2	—	775.2
Total liabilities	3,217.1	(115.3)	3,101.8
Total equity	3,403.0	—	3,403.0
Net debt	1,302.5	86.1	1,388.6
Adjusted EBITDA	1,263.7	—	1,263.7
Net debt to adjusted
EBITDA	1.03		1.10

ii. Consolidated statement of cash flows

	31 December 2018
		US$m
	As
	previously		As
	reported	Adjustments	restated
Change in working capital	(16.3)	(15.6)	(31.9)
Royalties and taxation paid	(282.7)	26.5	(256.2)
Other	912.1	—	912.1
Cash flows from operating activities	613.1	10.9	624.0
Dividends paid	(55.3)	—	(55.3)
Cash flows from investing activities	(886.8)	—	(886.8)
Loans repaid	(431.9)	(104.0)	(535.9)
Loans raised	691.7	(1.7)	690.0
Other	(2.5)	—	(2.5)
Cash flows from financing activities	257.3	(105.7)	151.6
Net cash utilised	(71.7)	(94.8)	(166.5)
Effect of exchange rate fluctuation on cash held	(7.6)	—	(7.6)
Cash and cash equivalents at beginning of the year	479.0	(85.2)	393.8
Cash and cash equivalents at end of the year	399.7	(180.0)	219.7

	31 December 2017
		US$m
	As
	previously		As
	reported	Adjustments	restated
Change in working capital	(69.4)	(20.5)	(89.9)
Royalties and taxation paid	(305.5)	(9.9)	(315.4)
Other	1,206.5	—	1,206.5
Cash flows from operating activities	831.6	(30.4)	801.2
Dividends paid	(69.2)	—	(69.2)
Cash flows from investing activities	(908.6)	—	(908.6)
Loans repaid	(695.5)	(7.0)	(702.5)
Loans raised	779.7	7.9	787.6
Cash flows from financing activities	84.2	0.9	85.1
Net cash utilised	(62.0)	(29.5)	(91.5)
Effect of exchange rate fluctuation on cash held	14.3	—	14.3
Cash and cash equivalents at beginning of the year	526.7	(55.7)	471.0
Cash and cash equivalents at end of the year	479.0	(85.2)	393.8

iii. Consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity

There is no impact on the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity for the years ended 31 December 2017 and 2018.

New bonds issued – US$1 billion raised

On 9 May 2019 Gold Fields successfully concluded the raising of two new bonds – a US$500m five-year bond with a coupon of 5.125% and a US$500m ten-year bond with a coupon of 6.125% – raising a total of US$1bn at an average coupon of 5.625%. The final combined book for the bond issues was in excess of US$3bn, an oversubscription by three times.

The proceeds of the raising were used to repay amounts outstanding under the US$1,290m credit facilities agreement and repurchase of a portion of the 2020 bond.

In conjunction with the issuance, and as part of the use of proceeds, Gold Fields announced a tender offer for up to US$250m of the outstanding 4.875% 2020 bonds at a price of 102%.

On 27 May 2019 Gold Fields announced the successful buyback of US$250m of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019.

The remainder of the 2020 notes (US$600m), due in October 2020, is expected to be repaid from a combination of available cash and bank debt facilities.

Gold Fields 2019 RESULTS	32

US$1,200 million revolving credit facility

On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200m revolving credit facilities agreement, with a syndicate of international banks and financial institutions. The new facilities which became effective on the same day comprise two tranches:

•	US$600m 3+1+1 (two 1-year extension options subject to bank consent) year revolving credit facility (RCF) – at a margin of 1.45% over Libor; and

•	US$600m 5+1+1 (two 1-year extension options subject to bank consent) year revolving credit facility (RCF) – at a margin of 1.70% over Libor.

Gold Fields was upgraded to Baa3 by Moody’s on 26 June 2018 and the new transaction allowed the Company to align the documentation to Investment Grade terms and conditions. Gold Fields has also adopted IFRS 16 and improved its financial covenants to accommodate the treatment of operating leases as follows:

•	Net Debt to EBITDA covenant has moved from ≤2.5 times to ≤3.5 times; and

•	Consolidated EBITDA to Consolidated Net Finance Charges covenant has been reduced from ≥5 times to ≥4 times.

The purpose of the new facilities is:

•	to refinance the US$1,290m credit facilities agreement dated 6 June 2016;

•	to repay the Gold Fields bonds maturing in 2020; and

•	to fund general corporate and working capital requirements of the Gold Fields group.

The successful completion of the new bonds, as well as the buyback and refinancing of the syndicated bank debt, helps Gold Fields achieve one of its key financial objectives for 2019 of extending the maturity of its debt profile.

Sale of non-core investments to pay down debt

In line with its key strategic objective of paying down its debt, Gold Fields sold its shareholdings in three of its non-core investments, Maverix Metals, Gold Road and Red 5, for combined proceeds of US$179m. All positions were sold at a significant premium to the look-through acquisition costs.

Gold Fields completed the sale of its 19.9% shareholding in Toronto-listed gold and royalty streaming company Maverix. The sale of the shares – processed through a series of private market transactions – raised C$91.4m (US$67m).

Gold Fields retains 4.125 million Maverix warrants, equivalent to a 3.68% interest in the company on a partially diluted basis. Gold Fields sold the bulk of its royalty portfolio to Maverix in December 2016 in return for the 19.9% shareholding.

In April 2019, Gold Fields sold its 247 million shares in ASX-listed mining company Red 5 – equivalent to 19.9% of its total shareholding – at A$0.12 per share for a total consideration of A$29.6m (US$21m). Gold Fields had acquired the stake at A$0.05 per share in October 2017 when it sold its Darlot gold mine in Western Australia to Red 5.

In addition, Gold Fields sold its 87 million shares in ASX-listed mining company Gold Road for a total consideration of A$126.3m (US$85.1m).

Silicosis and tuberculosis class and individual actions

As previously reported, the Gold Working Group (comprising African Rainbow Minerals, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”) concluded a settlement agreement (the “Settlement Agreement”) with the attorneys representing claimants in the silicosis and tuberculosis class action litigation on 3 May 2018. The Settlement Agreement provides meaningful compensation to eligible workers (or their dependants) suffering from silicosis and/ or tuberculosis and who worked in the GWG Parties’ mines between March 1965 and December 2019.

A full bench of the High Court, Gauteng Local Division, approved the Settlement Agreement on 26 July 2019 (“Approval Order”). The Settlement Agreement and Approval Order contained two suspensive conditions, which have subsequently been fulfilled and, in accordance with the provisions of the Settlement Agreement and the Approval Order, the Settlement Agreement has become effective on 10 December 2019.

The settlement trust, known as the Tshiamiso Trust, was registered on 28 November 2019. Tshiamiso is a Setswana word meaning “to make good” or “to correct”. Now that the Settlement Agreement is effective, the Tshiamiso Trust will commence its work to oversee the processing of claims and payment of benefits to eligible workers, including the undertaking of benefit medical examinations.

The GWG Parties have paid the legal costs of the claimants’ attorneys, together with other initial amounts, in accordance with the provisions of the Settlement Agreement and the Approval Order. On 31 January 2020, the GWG Parties commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible workers.

Further details on the establishment of the Trust and how potential beneficiaries can establish whether they might be eligible for compensation under the Trust and, if they are potentially eligible, how to go about establishing a claim, will be made in due course.

Details of the silicosis settlement can be found on the website www.silicosissettlement.co.za and the Facebook page https://www.facebook.com/silicosissettlement/

Provision raised

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2019, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$21m (R297m). The nominal value of this provision is US$29m (R408m).

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

33	Gold Fields 2019 RESULTS

Segment reporting

The net profit/(loss) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

2019	US$m
Net profit	174.7

– Operating segments	380.7
– Corporate and projects	(206.0)

2018	US$m
Net loss	(344.8)

– Operating segments	38.7
– Corporate and projects	(383.5)

Additional notes include

•	Debt maturity ladder on page 37;

•	Reconciliation of headline earnings with net profit/(loss) on page 38;

•	Fair value hierachy on page 39; and

•	Hedging/derivatives on pages 40 and 41.

Subsequent event – Salares Norte

As reported at the end of 2019, the Environmental Impact Assessment for the project was approved on 18 December 2019, earlier than estimated in the project schedule. As a result, the updated feasibility study was presented to the Board in February 2020 and the final notice to proceed (FNTP) was provided by the Board.

The updated capital expenditure estimate is US$860m (in 2020 terms). The capital expenditure is scheduled over a 33-month period commencing in April 2020.

Nick Holland

Chief Executive Officer

12 February 2020

Gold Fields 2019 RESULTS	34

The preliminary financial statements are presented on a condensed consolidated basis

INCOME STATEMENT

	United States Dollars
	Year ended
	December	December
	2019	2018
Figures in millions unless otherwise stated	(Reviewed)	(Audited)
Revenue	2,967.1	2,577.8
Cost of sales	(2,033.5)	(2,043.0)

Cost of sales before amortisation and depreciation	(1,423.5)	(1,374.6)

Cost of sales before gold inventory change and amortisation and depreciation	(1,466.5)	(1,390.8)
Gold inventory change	43.0	16.2

Amortisation and depreciation	(610.0)	(668.4)

Net interest expense	(81.9)	(66.5)
Share of results of equity accounted investees, after taxation	3.1	(13.1)
(Loss)/gain on foreign exchange	(5.2)	6.4
(Loss)/gain on financial instruments	(238.0)	21.0
Share-based payments	(20.5)	(37.5)
Long-term incentive plan	(9.1)	(1.1)
Other costs, net	(49.8)	(54.9)
Exploration and project expenses	(84.4)	(104.2)

Profit before royalties, taxation and non-recurring items	447.8	284.9
Non-recurring items	(23.8)	(633.1)

Profit/(loss) before royalties and taxation	424.0	(348.2)
Royalties	(73.7)	(62.5)

Profit/(loss) before taxation	350.3	(410.7)
Mining and income taxation	(175.6)	65.9

Normal taxation	(190.6)	(145.7)
Deferred taxation	15.0	211.6

Profit/(loss) for the year	174.7	(344.8)

Attributable to:
Owners of the parent	161.6	(348.2)
Non-controlling interest	13.1	3.4

Profit/(loss) attributable to owners of the parent	161.6	(348.2)
Profit/(loss) per share (cents) attributable to owners of the parent	20	(42)
Diluted profit/(loss) per share (cents) attributable to owners of the parent	19	(42)

Non IFRS measures and other disclosures
Non-recurring items:
Profit on disposal of Maverix	14.6	—
Profit/(loss) on sale of assets	1.2	(51.6)
Restructuring costs	(0.6)	(113.9)
Damang – contract termination	(13.1)	—
Loss on buy-back of bond	(5.0)	—
Silicosis provision adjusted	1.6	4.5
Impairment/reversal of impairment of FSE	(9.6)	(36.9)
Impairment of South Deep	—	(481.5)
Impairment of investments and assets	(0.2)	(1.9)
Gain on acquisition of Asanko	—	51.8
Loss on sale of inventory	—	(8.9)
Other	(12.7)	5.3

Total non-recurring items	(23.8)	(633.1)
Taxation on items above	7.8	171.1
Non-recurring deferred taxation items (non-cash)	—	61.5

Non-recurring items after tax	(16.0)	(400.5)

Headline earnings attributable to owners of the parent	162.7	60.6
Headline earnings per share (cents) attributable to owners of the parent	20	7
Diluted headline earnings per share (cents) attributable to owners of the parent	19	7
Normalised profit attributable to owners of the parent	343.4	26.9
Normalised profit per share (cents) attributable to owners of the parent	42	3

US Dollar/South African Rand conversion rate	14.46	13.20
Australian Dollar/US Dollar conversion rate	0.70	0.75

Figures may not add as they are rounded independently.

The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

35	Gold Fields 2019 RESULTS

STATEMENT OF COMPREHENSIVE INCOME

	United States Dollars
	Year ended
	December	December
	2019	2018
Figures in millions unless otherwise stated	(Reviewed)	(Audited)
Profit/(loss) for the year	174.7	(344.8)
Other comprehensive income, net of tax	54.3	(330.0)

Equity investments at FVOCI net change in fair value*	8.9	(8.2)
Taxation on above item*	(23.1)	4.0
Foreign currency translation adjustments#	68.5	(325.8)

Total comprehensive income for the period	229.0	(674.8)

Attributable to:
– Owners of the parent	215.9	(678.2)
– Non-controlling interest	13.1	3.4

	229.0	(674.8)

*	Items that will not be reclassified to the income statement.
#	Item can be subsequently reclassified to the income statement.

STATEMENT OF FINANCIAL POSITION

	United States Dollars
	December	December
	2019	2018
Figures in millions unless otherwise stated	(Reviewed)	(Restated)[1]
Non-current assets	5,460.2	5,183.2

Property, plant and equipment	4,657.1	4,259.2
Other non-current assets	210.5	194.1
Equity accounted investments	172.0	225.1
Investments	155.1	235.3
Deferred taxation	265.5	269.5

Current assets	1,069.9	726.5

Other current assets	554.9	506.8
Cash and cash equivalents	515.0	219.7

Assets held for sale	31.2	—

Total assets	6,561.3	5,909.7

Total equity	2,908.7	2,706.9
Non-current liabilities	2,284.8	2,670.9

Deferred taxation	433.6	454.9
Borrowings	1,160.9	1,814.3
Environmental rehabilitation provisions	370.3	289.6
Lease liabilities	287.7	80.1
Long-term employee benefits	11.5	2.1
Other long-term provisions	20.8	29.9

Current liabilities	1,367.8	531.9

Other current liabilities	637.7	430.9
Current portion of borrowings	684.9	92.5
Current portion of lease liabilities	45.2	8.5

Total equity and liabilities	6,561.3	5,909.7

US Dollar/South African Rand conversion rate	14.00	14.63
Australian Dollar/US Dollar conversion rate	0.70	0.70

Non IFRS measures and other disclosures

Net debt (pre-IFRS 16)	1,330.8	1,687.1

Net debt (post-IFRS 16)	1,663.7	—

[1]	Refer to pages 30 – 31 for details of the restatement. These amounts have not been audited.

Gold Fields 2019 RESULTS	36

STATEMENT OF CHANGES IN EQUITY

	United States Dollars
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non- controlling interest	Total equity
Balance at 31 December 2018 (Audited)	3,622.5	(2,110.3)	1,073.9	120.8	2,706.9
Total comprehensive income	—	54.3	161.6	13.1	229.0

Profit for the period	—	—	161.6	13.1	174.7
Other comprehensive income	—	54.3	—	—	54.3

Dividends declared	—	—	(45.5)	(2.2)	(47.7)
Share-based payments	—	20.5	—	—	20.5

Balance as at 31 December 2019 (Reviewed)	3,622.5	(2,035.5)	1,190.0	131.7	2,908.7

	United States Dollars
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non- controlling interest	Total equity
Balance at 31 December 2017 (Audited)	3,622.5	(1,817.8)	1,467.6	127.2	3,399.5

Total comprehensive income	—	(330.0)	(348.2)	3.4	(674.8)

Loss for the period	—	—	(348.2)	3.4	(344.8)
Other comprehensive income	—	(330.0)	—	—	(330.0)

Dividends declared	—	—	(45.5)	(9.8)	(55.3)
Share-based payments	—	37.5	—	—	37.5

Balance at 31 December 2018 (Audited)	3,622.5	(2,110.3)	1,073.9	120.8	2,706.9

37	Gold Fields 2019 RESULTS

DEBT MATURITY LADDER (REVIEWED)

	United States Dollars
Figures in millions unless otherwise stated	31 December 2020	31 December 2021	31 December 2022	31 December 2023	31 December 2024	31 December 2029	Total
Uncommitted loan facilities
Rand million	1,635.0	—	—	—	—	—	1,635.0

US dollar million	—	—	—	—	—	—	—

Rand debt translated to dollar	116.8	—	—	—	—	—	116.8

Total (US$m)	116.8	—	—	—	—	—	116.8

Committed loan facilities
US dollar million	899.0	100.0	600.0	—	1,096.3	496.1	3,191.4

Rand million	1,000.0	—	—	1,500.0	—	—	2,500.0

A$ million	—	500.0	—	—	—	—	500.0

Rand debt translated to dollar	71.4	—	—	107.1	—	—	178.5

A$ debt translated to dollar	—	351.0	—	—	—	—	351.0

Total (US$m)	970.4	451.0	600.0	107.1	1,096.3	496.1	3,720.9

Total (US$m) – Uncommitted and committed loan facilities	1,087.2	451.0	600.0	107.1	1,096.3	496.1	3,837.7

Utilisation – Uncommitted loan facilities
Rand million	—	—	—	—	—	—	—

US dollar million	—	—	—	—	—	—	—

Rand debt translated to dollar	—	—	—	—	—	—	—

Total (US$m)	—	—	—	—	—	—	—

Utilisation – Committed loan facilities (including US$ bond)
US dollar million	684.9	—	—	—	496.3	496.1	1,677.3

Rand million	—	—	—	—	—	—	—

A$ million	—	240.0	—	—	—	—	240.0

Rand debt translated to dollar	—	—	—	—	—	—	—

A$ debt translated to dollar	—	168.5	—	—	—	—	168.5

Total (US$m)	684.9	168.5	—	—	496.3	496.1	1,845.8

Total (US$m) – Utilisation – Uncommitted and committed loan facilities	684.9	168.5	—	—	496.3	496.1	1,845.8

Exchange rate: US$1 = R14.00 and US$1 = A$0.70 being the closing rates at 31 December 2019.

Gold Fields 2019 RESULTS	38

STATEMENT OF CASH FLOWS

	United States Dollars
	Year ended
	December	December
	2019	2018
Figures in millions unless otherwise stated	(Reviewed)	(Restated)[1]
Cash flows from operating activities	892.7	624.0

Profit/(loss) before royalties and taxation	424.0	(348.2)
Amortisation and depreciation	610.0	668.4
Silicosis payment	(4.6)	—
Other non-cash items	143.4	611.4
South Deep BEE dividend	(1.4)	(1.7)
Payment of long-term incentive plan	—	(17.8)
Change in working capital	(24.6)	(31.9)
Royalties and taxation paid	(254.1)	(256.2)

Dividends paid	(47.7)	(55.3)

Owners of the parent	(45.5)	(45.5)
Non-controlling interest holders	(2.2)	(9.8)

Cash flows from investing activities	(446.8)	(886.8)

Capital expenditure – additions	(612.5)	(814.2)
Proceeds on disposal of property, plant and equipment	3.7	78.9
Purchase of investments	(6.5)	(19.3)
Purchase of Asanko	(20.0)	(165.0)
Redemption of Asanko Preference shares	10.0	—
Proceeds on disposal of Maverix	66.8	—
Proceeds on disposal of subsidiary	6.2	—
Proceeds on disposal of assets held for sale	—	40.0
Proceeds on disposal of investments	112.6	0.5
Contributions to environmental trust funds	(7.1)	(7.7)

Cash flows from financing activities	(104.6)	151.6

Loans received	1,538.0	690.0
Loans repaid	(1,604.3)	(535.9)
Payment of lease liabilities	(38.3)	(2.5)

Net cash inflow/(outflow)	293.6	(166.5)

Translation adjustment	1.7	(7.6)
Cash and cash equivalent at beginning of the period	219.7	393.8

Cash and cash equivalent at end of the year	515.0	219.7

Non IFRS measures and other disclosures

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	248.5	(121.5)

[1]	Refer to pages 30 – 31 for details of the restatement. These amounts have not been audited.

RECONCILIATION OF HEADLINE EARNINGS

	United States Dollars
	Year ended
	December	December
	2019	2018
Figures in millions unless otherwise stated	(Reviewed)	(Audited)
Net profit/(loss) attributable to owners of the parent	161.6	(348.2)
(Profit)/loss on disposal of assets	(1.2)	51.6
Taxation effect on disposal of assets	0.4	(12.0)
Profit on disposal of Maverix[1]	(33.8)	—
Impairment of South Deep	—	481.5
Gain on acquisition of Asanko	—	(51.8)
Impairment/reversal of FSE impairment	9.6	36.9
Impairment of investments and assets and other non-recurring items	35.1	35.6
Taxation on impairment of assets and other non-recurring items	(9.0)	(130.4)
Non-controlling interest effect on impairment of investments and assets	—	(2.6)

Headline earnings	162.7	60.6

Headline earnings per share – cents	20	7
Based on headline earnings as given above divided by 827,386,603 (December 2018 – 821,532,707) being the weighted average number of ordinary shares in issue.

[1]

Profit on disposal of Maverix of US$14.6m under non-recurring items comprises profit on disposal of associate of US$33.8m, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2m.

39	Gold Fields 2019 RESULTS

FAIR VALUE HIERARCHY (REVIEWED)

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the year ended 31 December 2019 and 2018.

The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

				United States Dollars
		2019				2018
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental trust funds	7.2	—	7.2	—	6.5	—	6.5	—
Trade receivables from provisional copper sales	22.8	—	22.8	—	15.3	—	15.3	—
Investments – listed	47.9	47.9	—	—	93.0	93.0	—	—
Investments – unlisted	—	—	—	—	0.1	—	—	0.1
Asanko redeemable preference shares	95.5	—	—	95.5	132.9	—	—	132.9
Warrants	11.7	—	11.7	—	9.3	—	9.3	—
Oil derivative contracts	1.1	—	1.1	—	4.7	—	4.7	—
Copper derivative contracts	—	—	—	—	1.2	—	1.2	—
Gold derivative contracts	—	—	—	—	2.4	—	2.4	—
Financial assets not measured at fair value				—				—
Environmental trust funds	62.3	—	62.3	—	54.3	—	54.3
Financial liabilities measured at fair value
Foreign exchange derivative contracts	0.3	—	0.3	—	8.7	—	8.7	—
Gold derivative contracts	127.3	—	127.3	—	13.9	—	13.9	—
Financial liabilities not measured at fair value
Borrowings	1,952.4	1,700.4	—	252.0	1,897	839.6	—	1,057.4

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model.

Warrants

Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil, gold and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.

Borrowings

The 2020 notes, the 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

Gold Fields 2019 RESULTS	40

HEDGING/DERIVATIVES (REVIEWED)

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period June 2017 to December 2019 based on 50% of usage over the specified period. The average swap price is US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.8 per barrel.

In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the mark-to-market value on the hedge was US$nilm with a realised gain of US$5m for the year ended 31 December 2019.

Ghana – Gold hedge

In June 2019, a total of 275,000oz of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero-cost collars (175,000oz) and average rate forwards (100,000oz). The average strike prices are US$1,364/oz on the floor and US$1,449/oz on the cap. The average strike price on the forwards is US$1,382/oz.

Subsequent to 30 June 2019, 100,000oz of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars. The average strike prices are US$1,400/oz on the floor and US$1,557/oz on the cap.

At the reporting date, the mark-to-market value on the hedge was negative US$36m.

Australia – Oil hedge

In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019 based on 50% of usage over the specified period. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.9 per barrel.

In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the mark-to-market value on the hedge was positive A$1m (US$1m) with a realised gain of A$4m (US$3m) for the year ended 31 December 2019.

Australia – Gold hedge

In December 2018, a total of 456,000oz of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars (173,000oz) and average rate forwards (283,000oz). The average strike prices are A$1,751/oz on the floor and A$1,800/oz on the cap. The average strike on the forwards is A$1,751/oz.

In January 2019, a total of 456,000oz of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars. The average strike prices are A$1,800/oz on the floor and A$1,869/oz on the cap.

In June 2019, a total of 480,000oz of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (270,000oz) and average rate forwards (210,000oz). The average strike prices are A$1,933/oz on the floor and A$2,014/oz on the cap. The average strike price on the forwards is A$1,957/oz.

At the reporting date, the mark-to-market value on the hedges was negative A$111m (US$78m) with a realised loss of A$163m (US$113m) for the year ended 31 December 2019.

41	Gold Fields 2019 RESULTS

Australia – Foreign exchange hedge

In May 2018, AUD/USD average rate forwards were entered into for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of 0.7517.

In June 2018, further hedges were taken out for a total notional US$60m for the same period as above (January 2019 to December 2019) at an average strike of 0.7330.

In September 2018, further hedges were taken out for a total notional US$100m for the same period as above (January 2019 to December 2019) at an average strike of 0.7182.

In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60m at an average strike of 0.7075.

In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50m at an average strike of 0.715.

At the reporting date, the mark-to-market value on the hedge was A$nil (US$nil) with a realised loss of A$22m (US$14m) for the year ended 31 December 2019.

South Africa – Gold hedge

Between October 2018 and January 2019 cash settled average rate forwards were entered into for a total of 112,613oz for the period June 2019 to December 2019 at an average strike rate of R617,000/kg.

In June 2019, a total of 200,000oz of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000oz) and average rate forwards (100,000oz). The average strike price is R660,000/kg on the floor and R727,000/kg on the cap. The average strike price is R681,400/kg on the forwards.

At the reporting date, the mark-to-market value on the hedge was negative R176m (US$13m) with a R220m (US$15m) realised loss for the year ended 31 December 2019.

*	Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields 2019 RESULTS	42

SEGMENTAL OPERATING AND FINANCIAL RESULTS

								United States Dollars
		Total Mine Operations Including Equity Accounted Joint Venture		Total Mine Operations Excluding Equity Accounted Joint Venture		South Africa Region		West Africa Region								South America Region
								Ghana								Peru
Figures in millions unless otherwise stated						South Deep		Total		Tarkwa		Damang		Asanko* 45%		Cerro Corona
Operating Results (Unreviewed)	Year 2019	38,342		35,868		1,666		20,868		13,749		4,645		2,474		6,718
Ore milled/treated (000 tonnes)	Year 2018	34,110		33,166		1,320		18,940		13,791		4,205		944		6,644

Yield (grams per tonne)	Year 2019	1.8		1.9		4.1		1.3		1.2		1.4		1.4		1.4
	Year 2018	2.0		2.0		3.7		1.2		1.2		1.3		1.5		1.5

Gold produced (000 managed equivalent ounces)	Year 2019	2,269.5		2,156.5		222.1		840.5		519.1		208.4		113.0		292.7
	Year 2018	2,107.8		2,063.2		157.1		750.2		524.9		180.8		44.5		314.1

Gold sold (000 managed equivalent ounces)	Year 2019	2,249.8		2,137.8		222.1		839.5		519.1		208.4		112.0		296.9
	Year 2018	2,104.5		2,058.6		167.8		751.6		524.9		180.8		45.9		299.1

Gold price received (dollar per equivalent ounce)	Year 2019	1,387		1,388		1,418		1,384		1,388		1,384		1,369		1,344
	Year 2018	1,251		1,252		1,252		1,265		1,271		1,266		1,196		1,174

Cost of sales before gold inventory change and	Year 2019	41		41		148		27		24		32		36		25
amortisation and depreciation (dollar per tonne)	Year 2018	42		42		199		26		22		34		44		24

All-in-sustaining costs (dollar per ounce) original interpretation	Year 2019 Year 2018	958 971		950 968		1,259 1,903		942 926		958 951		809 813		1,112 1,069		472 282

All-in-sustaining costs (dollar per ounce) revised interpretation	Year 2019 Year 2018	885 —		873 —		1,259 —		942 —		958 —		809 —		1,112 —		381 —

Total all-in-cost (dollar per ounce)	Year 2019	997		985		1,259		1,039		958		1,147		1,214		472
	Year 2018	1,047		1,044		2,012		1,098		951		1,506		1,175		282

Financial Results ($ millions) (Reviewed)
Revenue	Year 2019	3,120.0		2,966.7		314.8		1,162.0		720.4		288.3		153.3		399.0
	Year 2018	2,632.7		2,577.8		210.1		950.8		666.9		229.0		54.9		351.0

Cost of sales before amortisation and depreciation	Year 2019	(1,513.9)		(1,423.4)		(242.2)		(547.5)		(315.4)		(141.7)		(90.4)		(162.5)
	Year 2018	(1,412.6)		(1,375.2)		(271.7)		(470.6)		(308.8)		(124.4)		(37.4)		(154.6)

Cost of sales before gold inventory change and amortisation and depreciation	Year 2019 Year 2018	(1,555.1 (1,433.0	) )	(1,466.4 (1,391.4	) )	(245.9 (262.0	) )	(568.9 (483.8	) )	(329.8 (298.7	) )	(150.4 (143.5	) )	(88.7 (41.6	) )	(168.4 (160.3	) )

– Gold inventory change	Year 2019	41.3		43.0		3.7		21.5		14.4		8.8		(1.7)		6.0
	Year 2018	20.4		16.2		(9.6)		13.2		(10.1)		19.1		4.2		5.5

Amortisation of mining assets	Year 2019	(642.0)		(599.0)		(32.9)		(278.7)		(181.8)		(53.9)		(43.0)		(92.6)
	Year 2018	(680.3)		(664.7)		(48.9)		(283.7)		(168.3)		(99.9)		(15.5)		(81.8)

Other expenses	Year 2019	(304.6)		(296.5)		(35.2)		(80.4)		(43.5)		(28.9)		(8.0)		(17.7)
	Year 2018	(62.9)		(62.6)		(19.5)		1.4		5.7		(3.9)		(0.3)		(8.4)

Profit/(loss) before royalties and taxation	Year 2019	659.6		647.8		4.5		255.4		179.7		63.9		11.8		126.3
	Year 2018	477.0		475.4		(130.0)		197.9		195.4		0.8		1.7		106.0

Royalties, mining and income taxation	Year 2019	(252.8)		(245.3)		1.8		(111.2)		(78.3)		(25.4)		(7.5)		(43.0)
	Year 2018	(30.5)		(27.8)		161.8		(17.4)		(19.5)		4.8		(2.8)		(61.5)

– Normal taxation	Year 2019	(184.5)		(184.5)		—		(72.5)		(72.5)		—		—		(56.3)
	Year 2018	(161.4)		(161.4)		—		(19.6)		(19.6)		—		—		(52.1)

– Royalties	Year 2019	(81.4)		(73.7)		(1.6)		(43.8)		(25.8)		(10.3)		(7.7)		(5.5)
	Year 2018	(65.3)		(62.5)		(1.0)		(31.3)		(21.2)		(7.3)		(2.8)		(5.1)

– Deferred taxation	Year 2019	13.1		12.9		3.4		5.2		20.1		(15.1)		0.2		18.7
	Year 2018	196.2		196.2		162.7		33.5		21.4		12.1		—		(4.3)

Profit/(loss) before non-recurring items	Year 2019	406.8		402.5		6.4		144.1		101.4		38.4		4.3		83.3
	Year 2018	446.4		447.4		31.7		180.6		175.9		5.6		(1.1)		44.5

Non-recurring items	Year 2019	(26.1)		(26.1)		0.8		(13.1)		(0.1)		(13.0)		—		(0.2)
	Year 2018	(407.8)		(407.8)		(256.5)		(149.7)		(135.8)		(13.9)		—		(2.0)

Net profit/(loss)	Year 2019	380.7		376.4		7.2		131.1		101.3		25.5		4.3		83.1
	Year 2018	38.7		39.6		(224.7)		30.9		40.1		(8.3)		(1.1)		42.6

Capital expenditure	Year 2019	(636.6)		(609.8)		(33.1)		(228.6)		(125.5)		(76.3)		(26.8)		(56.1)
	Year 2018	(677.7)		(664.9)		(58.3)		(307.4)		(156.1)		(138.5)		(12.8)		(33.2)

The average US Dollar/Rand exchange rates were US$1 = R14.46 for 2019 and US$1 = R13.20 for 2018.

The average Australian/US Dollar exchange rates were A$1 = US$0.70 for 2019 and A$1 = US$0.75 for 2018.

Figures may not add as they are rounded independently.

*	Equity accounted Joint Venture comparatives for 2018 represent only five months since acquisition.

43	Gold Fields 2019 RESULTS

SEGMENTAL OPERATING AND FINANCIAL RESULTS

		United States Dollars										Australian Dollars									South African Rand
		Australia Region										Australia Region									South Africa Region
		Australia										Australia
Figures in millions unless otherwise stated		Total		St Ives		Agnew		Granny Smith		Gruyere 50%		Total		St Ives		Agnew		Granny Smith		Gruyere 50%	South Deep
Operating Results (Unreviewed) Ore milled/treated (000 tonnes)	Year 2019 Year 2018	9,089 7,207		4,466 4,251		1,231 1,178		1,753 1,778		1,639 —		9,089 7,207		4,466 4,251		1,231 1,178		1,753 1,778		1,639 —	1,666 1,348

Yield (grams per tonne)	Year 2019 Year 2018	3.1 3.8		2.6 2.7		5.5 6.3		4.9 4.9		0.9 —		3.1 3.8		2.6 2.7		5.5 6.3		4.9 4.9		0.9 —	4.1 3.6

Gold produced (000 managed equivalent ounces)	Year 2019 Year 2018	914.3 886.4		370.6 366.9		219.4 239.1		274.8 280.4		49.5 —		914.3 886.4		370.6 366.9		219.4 239.1		274.8 280.4		49.5 —	6,907 4,885

Gold sold (000 managed equivalent ounces)	Year 2019 Year 2018	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	[3]	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	6,907 5,220

Gold price received (dollar per equivalent ounce)	Year 2019 Year 2018	1,396 1,265		1,390 1,266		1,387 1,263		1,396 1,266		1,517	[3]	2,007 1,694		1,998 1,695		1,994 1,690		2,007 1,694		2,181	659,111 531,253

Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	Year 2019 Year 2018	63 73		52 47		134 136		89 94		19 —	[3]	90 98		74 63		192 182		129 125		27 —	2,135 2,564

All-in-sustaining costs (dollar per ounce) original interpretation	Year 2019 Year 2018	986 943		963 902		1,152 1,026		922 925		683 —	[3]	1,418 1,262		1,385 1,207		1,656 1,374		1,325 1,239		983 —	585,482 807,688

All-in-sustaining costs (dollar per ounce) revised interpretation	Year 2019 Year 2018	829 —		818 —		967 —		752 —		683 —	[3]	1,192 —		1,176 —		1,391 —		1,081 —		983 —	585,482 —

Total all-in-cost (dollar per ounce)	Year 2019 Year 2018	986 943		963 902		1,152 1,026		922 925		684 —	[3]	1,418 1,262		1,385 1,207		1,656 1,374		1,325 1,239		983 —	585,482 854,049

Financial Results ($ millions) (Reviewed)
Revenue	Year 2019 Year 2018	1,244.3 1,120.8		504.9 464.7		304.5 301.1		383.7 355.0		51.2 —	[3]	1,789.1 1,500.5		726.0 622.1		437.8 403.1		551.7 475.3		73.6 —	4,552.5 2,772.9

Cost of sales before amortisation and depreciation	Year 2019 Year 2018	(561.6 (515.5	) )	(228.7 (185.9	) )	(162.0 (161.5	) )	(157.2 (168.1	) )	(13.7 —)[3]		(807.5 (690.2	) )	(328.8 (248.9	) )	(232.9 (216.2	) )	(226.1 (225.1	) )	(19.7 —)	(3,502.6 (3,585.8	) )

Cost of sales before gold inventory change and amortisation and depreciation	Year 2019 Year 2018	(571.7 (526.9	) )	(231.2 (200.9	) )	(164.5 (159.7	) )	(156.9 (166.3	) )	(19.1 —)[3]		(822.2 (705.4	) )	(332.5 (268.9	) )	(236.6 (213.9	) )	(225.6 (222.6	) )	(27.5 —)	(3,556.3 (3,458.7	) )

– Gold inventory change	Year 2019 Year 2018	10.2 11.4		2.5 14.9		2.6 (1.7)		(0.3 (1.8	) )	5.4 —	[3]	14.6 15.2		3.6 20.0		3.7 (2.3)		(0.5 (2.5	) )	7.8 —	53.7 (127.1)

Amortisation of mining asset	Year 2019 Year 2018	(237.8 (265.8	) )									(341.9 (355.8	) )								(475.7 (646.0	) )

Other expenses	Year 2019 Year 2018	(171.3 (36.5	) )									(246.3 (48.9	) )								(508.5 (257.4	) )

Profit/(loss) before royalties and taxation	Year 2019 Year 2018	273.4 303.0										393.2 405.7									65.7 (1,716.4)

Royalties, mining and income taxation	Year 2019 Year 2018	(100.5 (113.2	) )									(144.5 (151.5	) )								26.6 2,152.5

– Normal taxation	Year 2019 Year 2018	(55.7 (89.6	) )									(80.1 (119.9	) )								— —

– Royalties	Year 2019 Year 2018	(30.5 (27.9	) )									(43.9 (37.4	) )								(22.8 (13.0	) )

– Deferred taxation	Year 2019 Year 2018	(14.2 4.3)										(20.5 5.8)									49.4 2,165.5

Profit/(loss) before non-recurring items	Year 2019 Year 2018	172.9 189.8										248.7 254.1									92.3 436.2

Non-recurring items	Year 2019 Year 2018	(13.7 0.3)										(19.7 0.4)									12.1 (3,445.4)

Net profit/(loss)	Year 2019 Year 2018	159.3 190.2										229.0 254.5									104.4 (3,009.2)

Capital expenditure	Year 2019 Year 2018	(318.7 (278.7	) )	(98.3 (127.2	) )	(76.1 (72.8	) )	(72.2 (78.8	) )	(72.1 —)		(458.4 (373.2	) )	(141.4 (170.3	) )	(109.5 (97.5	) )	(103.8 (105.4	) )	(103.7 —)	(479.1 (769.9	) )

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

1	For Australia, all financial numbers are in US Dollar and Australian Dollar.
2	For South Africa, all financial numbers are in US Dollar and US Dollar per ounce and Rand and Rand per kilogram.
3	Includes post commercial level data only.

Figures may not add as they are rounded independently.

Gold Fields 2019 RESULTS	44

ALL-IN COSTS (Original interpretation) (UNREVIEWED)

World Gold Council Industry Standard

United States Dollars
		Total Group Including Equity Accounted Joint Venture		Total Mine Operations Including equity accounted Joint Venture		Total Mine Operations Excluding Equity Accounted Joint Venture		South Africa Region		West Africa Region								South America Region
										Ghana								Peru
Figures in millions unless otherwise stated								South Deep		Total		Tarkwa		Damang		Asanko 45%		Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	Year 2019 Year 2018	(1,553.4 (1,432.4	) )	(1,553.4 (1,433.2	) )	(1,466.4 (1,391.4	) )	(245.9 (262.0	) )	(567.2 (483.8	) )	(329.8 (298.7	) )	(150.4 (143.5	) )	(87.0 (41.6	) )	(168.4 (160.3	) )

Gold inventory change	Year 2019 Year 2018	41.6 20.4		41.6 20.4		43.0 16.2		3.7 (9.6)		21.8 13.2		14.4 (10.1)		8.8 19.1		(1.4 4.2)		6.0 5.5

Royalties	Year 2019 Year 2018	(81.4 (65.2	) )	(81.4 (65.3	) )	(73.7 (62.5	) )	(1.6 (1.0	) )	(43.9 (31.3	) )	(25.8 (21.2	) )	(10.3 (7.3	) )	(7.7 (2.8	) )	(5.5 (5.1	) )

Realised gains/(losses) on commodity cost hedges	Year 2019 Year 2018	8.5 12.2		8.5 12.2		8.5 12.2		— —		5.4 7.6		3.9 5.5		1.5 2.1		— —		— —

Community/social responsibility costs	Year 2019 Year 2018	(18.2 (14.6	) )	(18.2 (14.6	) )	(18.0 (14.6	) )	(1.7 (1.3	) )	(13.0 (7.1	) )	(11.7 (6.7	) )	(1.2 (0.4	) )	(0.1 —)		(3.4 (6.3	) )

Non-cash remuneration - share-based payments	Year 2019 Year 2018	(20.5 (37.5	) )	(9.8 (27.1	) )	(9.8 (26.9	) )	0.8 (4.7)		(5.2 (8.8	) )	(3.4 (6.7	) )	(1.8 (2.1	) )	— —		(1.1 (4.3	) )

Cash remuneration (long-term incentive plan)	Year 2019 Year 2018	(9.1 (1.1	) )	(6.7 (1.3	) )	(6.7 (1.6	) )	(1.8 (0.9	) )	(2.2 (0.2	) )	(1.5 —)		(0.7 (0.2	) )	— —		(0.4 0.4)

Other	Year 2019 Year 2018	(5.3 (10.0	) )	(4.4 (2.1	) )	(4.4 (1.1	) )	— —		— (1.0)		— —		— —		— (1.0)		(4.4 (1.1	) )

By-product credits	Year 2019 Year 2018	168.5 171.4		168.5 171.4		168.2 171.2		0.3 0.3		2.1 1.0		1.6 0.7		0.1 0.2		0.4 0.2		165.1 169.2

Rehabilitation amortisation and interest	Year 2019 Year 2018	(20.3 (18.1	) )	(20.1 (18.1	) )	(19.7 (17.9	) )	(0.2 (0.2	) )	(6.0 (7.0	) )	(4.2 (5.5	) )	(1.4 (1.3	) )	(0.4 (0.2	) )	(5.8 (3.7	) )

Sustaining capital expenditure	Year 2019 Year 2018	(494.7 (531.5	) )	(492.2 (529.6	) )	(472.6 (521.6	) )	(33.1 (40.0	) )	(150.9 (177.6	) )	(125.5 (156.1	) )	(5.8 (13.5	) )	(19.6 (7.9	)# )	(56.3 (33.2	) )

Lease payments	Year 2019 Year 2018	(65.7 (2.3	) )	(57.0 (2.3	) )	(48.4 (2.3	) )	(0.1 —)		(31.4 —)		(15.4 —)		(7.3 —)		(8.7 —)		(1.0 (0.9	) )

All-in sustaining costs	Year 2019 Year 2018	(2,050.0 (1,908.9	) )	(2,024.7 (1,889.6	) )	(1,900.2 (1,840.3	) )	(279.7 (319.4	) )	(790.5 (695.0	) )	(497.2 (498.9	) )	(168.6 (147.0	) )	(124.5 (49.1	) )	(75.4 (39.8	) )

Exploration, feasibility and evaluation costs	Year 2019 Year 2018	(54.2 (78.2	) )	(4.2 (0.4	) )	— (0.4)		— —		(4.2 (0.4	) )	— —		— (0.4)		(4.2 —)		— —

Non-sustaining capital expenditure	Year 2019 Year 2018	(144.6 (295.3	) )	(77.7 (148.2	) )	(70.5 (143.3	) )	— (18.3)		(77.7 (129.9	) )	— —		(70.5 (125.0	) )	(7.2 (4.9	) )	— —

Total all-in cost	Year 2019 Year 2018	(2,248.9 (2,282.3	) )	(2,106.6 (2,038.1	) )	(1,970.7 (1,983.9	) )	(279.7 (337.7	) )	(872.4 (825.3	) )	(497.2 (498.9	) )	(239.0 (272.3	) )	(136.0 (54.0	) )	(75.4 (39.8	) )

Total all-in sustaining cost	Year 2019 Year 2018	(2,050.0 (1,908.9	) )	(2,024.7 (1,889.6	) )	(1,900.2 (1,840.3	) )	(279.7 (319.4	) )	(790.5 (695.0	) )	(497.2 (498.9	) )	(168.6 (147.0	) )	(124.5 (49.1	) )	(75.4 (39.8	) )

Gold only ounces sold - (000 ounces)	Year 2019 Year 2018	2,112.6 1,946.4		2,112.6 1,946.4		2,000.6 1,900.5		222.1 167.8		839.4 751.6		519.1 524.9		208.4 180.8		112.0 45.9		159.7 141.0

AISC per ounce of gold sold US$/oz	Year 2019 Year 2018	970 981		958 971		950 968		1,259 1,903		942 926		958 951		809 813		1,112 1,069		472 282

Total all-in cost	Year 2019 Year 2018	(2,248.9 (2,282.3	) )	(2,106.6 (2,038.1	) )	(1,970.7 (1,983.9	) )	(279.7 (337.7	) )	(872.4 (825.3	) )	(497.2 (498.9	) )	(239.0 (272.3	) )	(136.0 (54.0	) )	(75.4 (39.8	) )

Gold only ounces sold - (000 ounces)	Year 2019 Year 2018	2,112.6 1,946.4		2,112.6 1,946.4		2,000.6 1,900.5		222.1 167.8		839.4 751.6		519.1 524.9		208.4 180.8		112.0 45.9		159.7 141.0

AIC per ounce of gold sold US$/oz	Year 2019 Year 2018	1,064 1,173		997 1,047		985 1,044		1,259 2,012		1,039 1,098		958 951		1,147 1,506		1,214 1,175		472 282

#	Includes Gold Fields 45% share of deferred stripping of US$15.3m (100% basis US$34.0m) for the year ended 31 December 2019.

45	Gold Fields 2019 RESULTS

ALL-IN COSTS (Original interpretation) (UNREVIEWED)

World Gold Council Industry Standard

United States Dollars
				Australia Region							Corporate and projects
Australia
Figures in millions unless otherwise stated		Total		St Ives		Agnew		Granny Smith		Gruyere 50%
Cost of sales before gold inventory change and amortisation and depreciation	Year 2019 Year 2018	(571.8 (526.9	) )	(231.2 (200.9	) )	(164.5 (159.7	) )	(156.9 (166.3	) )	(19.1 —)	— 0.6

Gold inventory change	Year 2019 Year 2018	10.2 11.4		2.5 14.9		2.6 (1.7)		(0.3 (1.8	) )	5.4 —	— —

Royalties	Year 2019 Year 2018	(30.5 (27.9	) )	(12.5 (11.6	) )	(7.3 (7.4	) )	(9.5 (8.8	) )	(1.3 —)	— —

Realised gains/losses on commodity cost hedges	Year 2019 Year 2018	3.1 4.6		1.9 2.9		0.6 0.9		0.5 0.8		— —	— —

Community/social responsibility costs	Year 2019 Year 2018	— —		— —		— —		— —		— —	— —

Non-cash remuneration – share-based payments	Year 2019 Year 2018	(4.3 (9.3	) )	(1.7 (3.5	) )	(1.2 (2.6	) )	(1.3 (3.1	) )	(0.1 —)	(10.7 (10.6	) )

Cash remuneration (long-term incentive plan)	Year 2019 Year 2018	(2.3 (0.8	) )	(0.9 (0.4	) )	(0.6 (0.1	) )	(0.7 (0.3	) )	(0.1 —)	(2.4 (0.5	) )

Other	Year 2019 Year 2018	— —		— —		— —		— —		— —	(0.9 (7.9	) )

By-product credits	Year 2019 Year 2018	1.0 0.9		0.6 0.5		0.3 0.3		0.1 0.1		0.1 —	— —

Rehabilitation amortisation and interest	Year 2019 Year 2018	(8.1 (7.2	) )	(4.0 (4.4	) )	(1.8 (1.5	) )	(1.6 (1.3	) )	(0.6)	(0.3 —)

Sustaining capital expenditure	Year 2019 Year 2018	(251.9 (278.7	) )	(98.3 (127.2	) )	(76.1 (72.8	) )	(72.2 (78.8	) )	(5.2 —)	(2.5 (2.2	) )

Lease payments	Year 2019 Year 2018	(24.4 (1.4	) )	(6.3 (1.4	) )	(4.6 —)		(11.3 —)		(2.2 —)	(8.6 —)

All-in sustaining costs	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.0 —)	(25.3 (19.6	) )

Exploration, feasibility and evaluation costs	Year 2019 Year 2018	— —		— —		— —		— —		— —	(50.0 (77.8	) )

Non-sustaining capital expenditure	Year 2019 Year 2018	— —		— —		— —		— —		— —	(66.9 (147.1	) )

Total all-in cost	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.1 —)	(142.2 (244.6	) )

Total all-in sustaining cost	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.0 —)	(25.3 (19.6	) )

Gold only ounces sold – (000 ounces)	Year 2019 Year 2018	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	— —

AISC per ounce of gold sold US$/oz	Year 2019 Year 2018	986 943		963 902		1,152 1,026		922 925		683 —	— —

Total all-in cost	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.1 —)	(142.2 (244.6	) )

Gold only ounces sold – (000 ounces)	Year 2019 Year 2018	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	— —

AIC per ounce of gold sold US$/oz	Year 2019 Year 2018	986 943		963 902		1,152 1,026		922 925		684 —	— —

Gold Fields 2019 RESULTS	46

ALL-IN SUSTAINING COSTS AND ALL-IN COSTS GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Original interpretation) (UNREVIEWED)

World Gold Council Industry Standard

United States Dollars
								South										South America Region
		Total		Total		Total		Africa		West Africa Region
		Group		Mine		Mine		Region
		Including		Operations		Operations				Ghana								Peru
Figures in millions unless otherwise stated		Equity Accounted Joint Venture		Including Equity Accounted Joint Venture		Excluding Equity Accounted Joint Venture		South Deep		Total		Tarkwa		Damang		Asanko 45%		Cerro Corona
All-in sustaining costs (per table on page 44)	Year 2019 Year 2018	(2,050.0 (1,928.5	) )	(2,024.7 (1,908.9	) )	(1,900.2 (1,840.3	) )	(279.7 (319.4	) )	(790.5 (695.0	) )	(497.2 (498.9	) )	(168.6 (147.0	) )	(124.5 (49.1	) )	(75.4 (39.8	) )

Add back by-product credits	Year 2019 Year 2018	(168.5 (171.4	) )	(168.5 (171.4	) )	(168.2 (171.2	) )	(0.3 (0.3	) )	(2.1 (1.0	) )	(1.6 (0.7	) )	(0.1 (0.2	) )	(0.4 (0.2	) )	(165.1 (169.2	) )

All-in sustaining costs gross of by-product credits	Year 2019 Year 2018	(2,218.5 (2,099.9	) )	(2,193.2 (2,080.3	) )	(2,068.3 (2,011.6	) )	(280.0 (319.7	) )	(792.6 (696.0	) )	(498.8 (499.6	) )	(168.7 (147.1	) )	(124.9 (49.3	) )	(240.4 (209.0	) )

Gold equivalent ounces sold	Year 2019 Year 2018	2,249.8 2,104.5		2,249.8 2,104.5		2,137.8 2,058.6		222.1 167.8		839.4 751.6		519.1 524.9		208.4 180.8		112.0 45.9		296.9 299.1

AISC gross of by-product credits per equivalent ounce of gold –US$/eq oz	Year 2019 Year 2018	986 998		975 988		967 977		1,261 1,905		944 926		961 952		809 812		1,115 1,073		810 699

All-in costs (per table on page 44)	Year 2019 Year 2018	(2,248.9 (2,526.9	) )	(2,106.6 (2,282.3	) )	(1,970.7 (1,983.9	) )	(279.7 (337.7	) )	(872.4 (825.3	) )	(497.2 (498.9	) )	(239.0 (272.3	) )	(136.0 (54.0	) )	(75.4 (39.8	) )

Add back by-product credits	Year 2019 Year 2018	(168.5 (171.4	) )	(168.5 (171.4	) )	(168.2 (171.2	) )	(0.3 (0.3	) )	(2.1 (1.0	) )	(1.6 (0.7	) )	(0.1 (0.2	) )	(0.4 (0.2	) )	(165.1 (169.2	) )

All-in costs gross of by-product credits	Year 2019 Year 2018	(2,417.4 (2,698.3	) )	(2,275.2 (2,453.7	) )	(2,138.8 (2,155.2	) )	(280.0 (338.0	) )	(874.5 (826.3	) )	(498.8 (499.6	) )	(239.1 (272.5	) )	(136.4 (54.2	) )	(240.4 (208.9	) )

Gold equivalent ounces sold	Year 2019 Year 2018	2,249.8 2,104.5		2,249.8 2,104.5		2,137.8 2,058.6		222.1 167.8		839.4 751.6		519.1 524.9		208.4 180.8		112.0 45.9		296.9 299.1

AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Year 2019 Year 2018	1,074 1,282		1,011 1,166		1,000 1,047		1,261 2,014		1,042 1,099		961 952		1,148 1,506		1,218 1,179		810 699

United States Dollars
Australia Region

				Australia							Corporate

Figures in millions unless otherwise stated		Total		St Ives		Agnew		Granny Smith		Gruyere 50%	and projects
All-in sustaining costs (per table on page 45)	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.0 —)	(25.3 (19.6	) )

Add back by-product credits	Year 2019 Year 2018	(1.0 (0.9	) )	(0.6 (0.5	) )	(0.3 (0.3	) )	(0.1 (0.1	) )	(0.1 —)	— —

All-in sustaining costs gross of by-product credits	Year 2019 Year 2018	(880.2 (836.1	) )	(350.6 (331.5	) )	(253.1 (245.0	) )	(253.4 (259.7	) )	(23.1 —)	(25.3 (19.6	) )

Gold equivalent ounces sold	Year 2019 Year 2018	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	— —

AISC gross of by-product credits per equivalent ounce of gold –US$/eq oz	Year 2019 Year 2018	987 944		965 903		1,153 1,027		922 926		685 —	— —

All-in costs (per table on page 45)	Year 2019 Year 2018	(879.2 (835.3	) )	(350.0 (331.0	) )	(252.8 (244.7	) )	(253.3 (259.6	) )	(23.1 —)	(142.2 (244.6	) )

Add back by-product credits	Year 2019 Year 2018	(1.0 (0.9	) )	(0.6 (0.5	) )	(0.3 (0.3	) )	(0.1 (0.1	) )	(0.1 —)	— —

All-in costs gross of by-product credits	Year 2019 Year 2018	(880.2 (836.1	) )	(350.6 (331.5	) )	(253.1 (245.0	) )	(253.4 (259.7	) )	(23.1 —)	(142.2 (244.6	) )

Gold equivalent ounces sold	Year 2019 Year 2018	891.4 885.9		363.3 367.0		219.6 238.5		274.8 280.5		33.7 —	— —

AIC gross of by-product credits per equivalent ounce of gold –US$/eq oz	Year 2019 Year 2018	987 944		965 903		1,153 1,027		922 926		685 —	— —

47	Gold Fields 2019 RESULTS

UNDERGROUND AND SURFACE (UNREVIEWED)

		Total Mine	Total Mine	South		West			South
		Operations	Operations	Africa		Africa			America			Australia
		Including	Excluding	Region	Region				Region	Region
		Equity	Equity		Ghana				Peru	Australia
Imperial ounces with metric tonnes and grade		Accounted Joint Venture	Accounted Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)
– underground ore	Year 2019	5,384	5,384	1,060	—	—	—	—	—	4,323	1,328	1,284	1,712	—
	Year 2018	4,719	4,719	836	—	—	—	—	—	3,883	911	1,216	1,755	—

– underground waste	Year 2019	2,312	2,312	77	—	—	—	—	—	2,235	926	678	631	—
	Year 2018	1,975	1,975	201	—	—	—	—	—	1,774	467	739	568	—

– surface ore	Year 2019	37,148	34,865	—	21,991	15,029	4,680	2,282	8,024	7,132	3,752	—	—	3,380
	Year 2018	30,062	28,921	—	19,812	14,176	4,495	1,141	6,854	3,396	3,396	—	—	—

– total	Year 2019	44,843	42,561	1,138	21,991	15,029	4,680	2,282	8,024	13,690	6,006	1,961	2,342	3,380
	Year 2018	36,755	35,614	1,036	19,812	14,176	4,495	1,141	6,854	9,053	4,774	1,955	2,323	—

Grade mined (grams per tonne)
– underground ore	Year 2019	5.3	5.3	6.2	—	—	—	—	—	5.0	4.1	5.7	5.3	—
	Year 2018	5.7	5.7	6.0	—	—	—	—	—	5.4	4.1	6.5	5.2	—

– surface ore	Year 2019	1.3	1.3	—	1.3	1.2	1.6	1.5	1.0	1.3	1.8	—	—	0.9
	Year 2018	1.5	1.5	—	1.3	1.4	1.3	1.5	1.4	2.7	2.7	—	—	—

– total	Year 2019	1.7	1.7	5.8	1.3	1.2	1.6	1.5	1.0	2.7	2.4	5.7	5.3	0.9
	Year 2018	2.1	2.1	4.9	1.3	1.4	1.3	1.5	1.4	4.1	3.0	6.5	5.2	—

Gold mined (000 ounces)
– underground ore	Year 2019	911.6	911.6	210.4	—	—	—	—	—	701.2	174.6	235.5	291.1	—
	Year 2018	831.4	831.4	162.3	—	—	—	—	—	669.1	119.4	253.7	296.0	—

– surface ore	Year 2019	1,521.8	1,410.2	—	943.9	594.4	237.9	111.6	270.0	308.0	213.3	—	—	94.6
	Year 2018	1,396.2	1,342.1	1.3	839.1	572.1	242.3	54.0	233.8	292.6	292.6	—	—	—

– total	Year 2019	2,433.5	2,321.9	210.4	943.9	594.4	237.9	111.6	270.0	1,009.2	387.9	235.5	291.1	94.6
	Year 2018	2,227.6	2,173.7	163.6	839.1	572.1	242.3	54.0	233.8	961.9	412.0	253.7	296.0	—

Ore milled/treated (000 tonnes)
– underground ore	Year 2019	5,549	5,549	1,098	—	—	—	—	—	4,450	1,467	1,231	1,753	—
	Year 2018	4,654	4,654	828	—	—	—	—	—	3,731	781	1,178	1,778	—

– underground waste	Year 2019	53	53	53	—	—	—	—	—	—	—	—	—
	Year 2018	210	210	210	—	—	—	—	—	—	—	—	—	—

– surface ore	Year 2019	32,740	30,266	515	20,868	13,749	4,645	2,474	6,718	4,639	2,999	—	—	1,639
	Year 2018	29,335	28,393	282	18,383	13,791	4,205	944	6,644	3,469	3,469	—	—	—

– total	Year 2019	38,342	35,868	1,666	20,868	13,749	4,645	2,474	6,718	9,089	4,466	1,231	1,753	1,639
	Year 2018	34,110	33,166	1,320	18,383	13,791	4,205	944	6,644	7,207	4,251	1,178	1,778	—

Yield (grams per tonne)
– underground ore	Year 2019	5.0	5.0	6.2	—	—	—	—	—	4.7	3.8	5.5	4.9	—
	Year 2018	5.2	5.2	5.9	—	—	—	—	—	5.1	3.9	6.3	4.9	—

– surface ore	Year 2019	1.3	1.3	0.2	1.3	1.2	1.4	1.4	1.4	1.6	2.0	—	—	0.9
	Year 2018	1.3	1.5	0.1	1.3	1.2	1.3	1.5	1.5	2.4	2.4	—	—	—

– combined	Year 2019	1.8	1.9	4.1	1.3	1.2	1.4	1.4	1.4	3.1	2.6	5.5	4.9	0.9
	Year 2018	2.0	2.0	3.7	1.3	1.2	1.3	1.5	1.5	3.8	2.7	6.3	4.9	—

Gold produced (000 ounces)
– underground ore	Year 2019	893.8	893.8	219.4	—	—	—	—	—	674.3	180.1	219.4	274.8	—
	Year 2018	772.1	604.8	155.8	—	—	—	—	—	449.0	96.7	239.1	280.5	—

– surface ore	Year 2019	1,375.7	1,262.8	2.6	840.4	519.1	208.4	113.0	292.7	240.0	190.5	—	—	49.5
	Year 2018	1,335.8	1,291.3	1.3	749.9	524.9	180.8	44.5	314.1	270.2	270.2	—	—	—

– total	Year 2019	2,269.5	2,156.5	222.1	840.4	519.1	208.4	113.0	292.7	914.3	370.6	219.4	274.8	49.5
	Year 2018	2,107.8	2,063.3	157.1	749.9	524.9	180.8	44.5	314.1	886.4	366.9	239.1	280.5	—

Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)
– underground	Year 2019	124	124	213	—	—	—	—	—	101	88	134	89	—
	Year 2018	147	147	271	—	—	—	—	—	104	80	136	94	—

– surface	Year 2019	26	25	2	27	24	32	36	25	26	34	—	—	19
	Year 2018	26	25	1	26	22	34	44	24	40	40	—	—	—

– total	Year 2019	41	41	148	27	24	32	36	25	63	52	134	89	19
	Year 2018	42	42	199	26	22	34	44	24	73	47	136	94	—

Gold Fields 2019 RESULTS	48

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Taryn Harmse

Tel: +27 11 562 9719

Fax: +086 720 2704

e-mail: taryn.harmse@goldfields.com

Registered office

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 (0) 20 7796 8644

Fax: +44 (0) 20 7796 8645

e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:

BNY Mellon

P O Box 505000

Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon

462 South 4th Street, Suite 1600

Louisville, KY40202

e-mail: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

e-mail: sven.lunsche@goldfields.com

Transfer secretaries

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

P O Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300

If you are outside the United Kingdom please call

(0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. e-mail: shareholderenquires@linkgroup.co.uk

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SWX: GOLI

CA Carolus° (Chair) RP Menell° (Deputy Chair) NJ Holland*• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer)

A Andani#° PJ Bacchus° TP Goodlace° C Letton^° P Mahanyele-Dabengwa• SP Reid^° YGH Suleman°

^ Australian * British # Ghanaian

° Independent Director • Non-independent Director

49	Gold Fields 2019 RESULTS

INDEPENDENT AUDITOR’S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders of Gold Fields Limited

We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 29 to 43 of the preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2019 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.

Directors’ responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the ‘Basis of preparation’ note to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2019 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the ‘Basis of preparation’ note to the financial statements, and the requirements of the Companies Act of South Africa.

Other matter

We have not reviewed future financial performance and expectations, including guidance provided, adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review.

PricewaterhouseCoopers Inc.

Director: PC Hough

Registered Auditor

Waterfall City

12 February 2020

Gold Fields 2019 RESULTS	50

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

•	changes in assumptions underlying Gold Fields’ mineral reserve estimates;

•	the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;

•	the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;

•	the success of the Group’s business strategy, development activities and other initiatives;

•	the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

•	decreases in the market price of gold or copper;

•	the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields’ operations, projects or joint ventures;

•	the occurrence of work stoppages related to health and safety incidents at Gold Fields’ operations, projects or joint ventures;

•	the Group’s loss of senior management or inability to hire or retain employees;

•	fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;

•	ongoing or future labour disruptions and industrial actions at Gold Fields’ operations, projects or joint ventures;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports;

•

the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;

•	the adequacy of the Group’s insurance coverage;

•	the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;

•

changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields’ mining and mineral rights;

•	fraud, bribery or corruption at Gold Fields’ operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and

•	political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.